D90/COMP SEC/CW
26 October 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate [redacted]
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 29th July 2005 to the 12th October 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 29th July 2005 to the 12th October 2005.

1. Announcement dated 29th July 2005 regarding Boots strikes 15-yr, 298 mln stg sale and leaseback deal with REIT.
2. Announcement dated 5th August 2005 regarding FRN Variable Rate Fix.
3. Announcement dated 18th August 2005 regarding Boots has 6 buyers left in consumer ops auction.
4. Announcement dated 18th August 2005 regarding Holding(s) in Company.
5. Announcement dated 21st August 2005 regarding Boots to clear summer stock – report.
6. Announcement dated 22nd August 2005 regarding Director/PDMR Shareholding.
7. Announcement dated 25th August 2005 regarding Director/PDMR Shareholding.
8. Announcement dated 25th August 2005 regarding Director/PDMR Shareholding.
9. Announcement dated 2nd September 2005 regarding Boots set to complete BHI sale by end of Sept.
10. Announcement dated 2nd September 2005 regarding FRN Variable Rate Fix.
11. Announcement dated 2nd September 2005 regarding Holding(s) in Company.
12. Announcement dated 16th September 2005 regarding GSK's new healthcare head expresses strong interest in Boots ops.
13. Announcement dated 16th September 2005 regarding Bayer board clears bid for Boots OTC ops. Glaxo also keen.

14. Announcement dated 16th September 2005 regarding Bayer has submitted bid for Boots' OTC business for under 1.7 bln stg.

15. Announcement dated 16th September 2005 regarding Bayer still reviewing Boots OTC ops prior to bid.

16. Announcement dated 20th September 2005 regarding Director/PDMR Shareholding.

17. Announcement dated 29th September 2005 regarding H1 Trading Update.

18. Announcement dated 29th September 2005 regarding Boots sees no end to touch trading as Q2 sales fall.

19. Announcement dated 29th September 2005 regarding Boots sees no end to tough trading as Q1 sales fall.

20. Announcement dated 29th September 2005 regarding Xansa says Boots extends IT outsourcing deal, additional value 26 mln stg.

21. Announcement dated 29th September 2005 regarding Boots' Baker says BTC unlikely to hit FY like-for-like sales target.

22. Announcement dated 29th September 2005 regarding Boots sees no end to tough trading as Q2 sales fall.

23. Announcement dated 29th September 2005 regarding Roundup Boots set to miss sales target.

24. Announcement dated 30th September 2005 regarding Bayer submits offer for Boots' BHI unit.

25. Announcement dated 2nd October 2005 regarding UK pharmacy chains Boots, Alliance Unichem set to merge.

26. Announcement dated 2nd October 2005 regarding Boots and Alliance Unichem to announce 7 bln stg merger Monday.

27. Announcement dated 3rd October 2005 regarding Directorate Change.

28. Announcement dated 3rd October 2005 regarding Offer for Alliance Unichem.

29. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

30. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

31. Announcement dated 3rd October 2005 regarding Boots' Baker says not aware of any private equity/trade interest in company.

32. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

33. Announcement dated 3rd October 2005 regarding British lobby group calls for govt probe into Tesco's dominance.

34. Announcement dated 3rd October 2005 regarding Roundup Boots, Alliance Unichem confirm 'merger of equals'.

35. Announcement dated 3rd October 2005 regarding Boots ratings cut to BBB+, remains on Watch Negative.

36. Announcement dated 3rd October 2005 regarding Boots ratings on review for downgrade by Moody's on Alliance Unichem merger.

37. Announcement dated 3rd October 2005 regarding Boots ratings on CreditWatch negative by S & P on proposed Alliance Unichem merger.
38. Announcement dated 4th October 2005 regarding Investors question Boots merger.
39. Announcement dated 4th October 2005 regarding Boots on CreditWatch negative on planner merger.
40. Announcement dated 5th October 2005 regarding Rudd to remain Alliance Boots chairman for at least 3 years.
41. Announcement dated 6th October 2005 regarding Boots BHI disposal imminent.
42. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.
43. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.
44. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.
45. Announcement dated 7th October 2005 regarding Reckitt Benckiser set to win race for Boots Healthcare.
46. Announcement dated 7th October 2005 regarding Disposal.
47. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg.
48. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg.
49. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.
50. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.
51. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.
52. Announcement dated 10th October 2005 regarding Director Declaration.
53. Announcement dated 10th October 2005 regarding Reckitt Benckiser ratings affirmed after Boots Healthcare buy.
54. Announcement dated 12th October 2005 regarding Holding(s) in Company.

Documents filed by Boots Group PLC with the Registrar of Companies from 1st August 2005 to the 4th October 2005.

1. One set of Boots Group PLC Report and Accounts 2005 (filed 1st August 2005)
2. One form 288b in respect of Resignation of Director (filed 4th October 2005).
3. One form 353a in respect of Location of Register of Members.

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West

Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells.

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West

D90/COMP SEC/CW
26 October 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 29th July 2005 to the 12th October 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 29th July 2005 to the 12th October 2005.

1. Announcement dated 29th July 2005 regarding Boots strikes 15-yr, 298 mln stg sale and leaseback deal with REIT.
2. Announcement dated 5th August 2005 regarding FRN Variable Rate Fix.
3. Announcement dated 18th August 2005 regarding Boots has 6 buyers left in consumer ops auction.
4. Announcement dated 18th August 2005 regarding Holding(s) in Company.
5. Announcement dated 21st August 2005 regarding Boots to clear summer stock – report.
6. Announcement dated 22nd August 2005 regarding Director/PDMR Shareholding.
7. Announcement dated 25th August 2005 regarding Director/PDMR Shareholding.
8. Announcement dated 25th August 2005 regarding Director/PDMR Shareholding.
9. Announcement dated 2nd September 2005 regarding Boots set to complete BHI sale by end of Sept.
10. Announcement dated 2nd September 2005 regarding FRN Variable Rate Fix.
11. Announcement dated 2nd September 2005 regarding Holding(s) in Company.
12. Announcement dated 16th September 2005 regarding GSK's new healthcare head expresses strong interest in Boots ops.
13. Announcement dated 16th September 2005 regarding Bayer board clears bid for Boots OTC ops. Glaxo also keen.

14. Announcement dated 16th September 2005 regarding Bayer has submitted bid for Boots' OTC business for under 1.7 bln stg.

15. Announcement dated 16th September 2005 regarding Bayer still reviewing Boots OTC ops prior to bid.

16. Announcement dated 20th September 2005 regarding Director/PDMR Shareholding.

17. Announcement dated 29th September 2005 regarding H1 Trading Update.

18. Announcement dated 29th September 2005 regarding Boots sees no end to touch trading as Q2 sales fall.

19. Announcement dated 29th September 2005 regarding Boots sees no end to tough trading as Q1 sales fall.

20. Announcement dated 29th September 2005 regarding Xansa says Boots extends IT outsourcing deal, additional value 26 mln stg.

21. Announcement dated 29th September 2005 regarding Boots' Baker says BTC unlikely to hit FY like-for-like sales target.

22. Announcement dated 29th September 2005 regarding Boots sees no end to tough trading as Q2 sales fall.

23. Announcement dated 29th September 2005 regarding Roundup Boots set to miss sales target.

24. Announcement dated 30th September 2005 regarding Bayer submits offer for Boots' BHI unit.

25. Announcement dated 2nd October 2005 regarding UK pharmacy chains Boots, Alliance Unichem set to merge.

26. Announcement dated 2nd October 2005 regarding Boots and Alliance Unichem to announce 7 bln stg merger Monday.

27. Announcement dated 3rd October 2005 regarding Directorate Change.

28. Announcement dated 3rd October 2005 regarding Offer for Alliance Unichem.

29. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

30. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

31. Announcement dated 3rd October 2005 regarding Boots' Baker says not aware of any private equity/trade interest in company.

32. Announcement dated 3rd October 2005 regarding Boots, Alliance Unichem confirm 'merger of equals'.

33. Announcement dated 3rd October 2005 regarding British lobby group calls for govt probe into Tesco's dominance.

34. Announcement dated 3rd October 2005 regarding Roundup Boots, Alliance Unichem confirm 'merger of equals'.

35. Announcement dated 3rd October 2005 regarding Boots ratings cut to BBB+, remains on Watch Negative.

36. Announcement dated 3rd October 2005 regarding Boots ratings on review for downgrade by Moody's on Alliance Unichem merger.

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA

37. Announcement dated 3rd October 2005 regarding Boots ratings on CreditWatch negative by S & P on proposed Alliance Unichem merger.

38. Announcement dated 4th October 2005 regarding Investors question Boots merger.

39. Announcement dated 4th October 2005 regarding Boots on CreditWatch negative on planner merger.

40. Announcement dated 5th October 2005 regarding Rudd to remain Alliance Boots chairman for at least 3 years.

41. Announcement dated 6th October 2005 regarding Boots BHI disposal imminent.

42. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.

43. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.

44. Announcement dated 6th October 2005 regarding Bayer withdraws bid for Boots OTC business.

45. Announcement dated 7th October 2005 regarding Reckitt Benckiser set to win race for Boots Healthcare.

46. Announcement dated 7th October 2005 regarding Disposal.

47. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg.

48. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg.

49. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.

50. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.

51. Announcement dated 7th October 2005 regarding Boots to sell BHI to Reckitt Benckiser for 1.93 bln.stg.

52. Announcement dated 10th October 2005 regarding Director Declaration.

53. Announcement dated 10th October 2005 regarding Reckitt Benckiser ratings affirmed after Boots Healthcare buy.

54. Announcement dated 12th October 2005 regarding Holding(s) in Company.

Documents filed by Boots Group PLC with the Registrar of Companies from 1st August 2005 to the 4th October 2005.

1. One set of Boots Group PLC Report and Accounts 2005 (filed 1st August 2005)

2. One form 288b in respect of Resignation of Director (filed 4th October 2005).

3. One form 353a in respect of Location of Register of Members.

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West

Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West

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Page 6 of 6

15:10 18-Aug-05	BOOT	Boots Group PLC	Holding(s) in Company
07:15 18-Aug-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots has six buyers left in consumer ops auction - report
07:05 05-Aug-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
14:18 29-Jul-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots strikes 15-yr, 298 mln stg sale and leaseback de with REIT
13:54 29-Jul-05	BOOT	Boots Group PLC	Sale and Leaseback

Sent Sept. 05.

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Name/code: Boots Group PLC

Index: FTSE 100

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Page 5 of 6 Pre

08:46 16-Sep-05	BYR	BAYER AG NPV	Bayer has submitted bid for Boots' OTC business fo under 1.7 bln stg - source
07:52 16-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Bayer board clears bid for Boots OTC ops: Glaxo als keen - report UPDATE
06:44 16-Sep-05	GSK	GLAXOSMITHKLINE PLC ORD 25P	GSK's new healthcare head expresses strong intere in Boots ops - report
13:03 02-Sep-05	BOOT	Boots Group PLC	Holding(s) in Company
07:05 02-Sep-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
06:58 02-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots set to complete BHI sale by end of Sept - repo
15:02 25-Aug-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
14:41 25-Aug-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
13:38 22-Aug-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
15:18 21-Aug-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots to clear summer stock - report

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Index: FTSE 100
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Page 4 of 6 Pre

08:38 30-Sep-05	BYR	BAYER AG NPV	Bayer submits offer for Boots' BHI unit - industry sources
13:38 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	ROUNDUP Boots set to miss sales target
09:03 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots sees no end to tough trading as Q2 sales fall UPDATE
08:42 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots' Baker says BTC unlikely to hit FY like-for-like sales target
08:32 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Xansa says Boots extends IT outsourcing deal, additional value 26 mln stg
07:48 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots sees no end to tough trading as Q2 sales fall UPDATE
07:17 29-Sep-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots sees no end to tough trading as Q2 sales fall
07:00 29-Sep-05	BOOT	Boots Group PLC	H1 Trading Update
15:07 20-Sep-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
10:46 16-Sep-05	BYR	BAYER AG NPV	Bayer still reviewing Boots OTC ops prior to bid - source close to talks UPDATE

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13:50 03-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	ROUNDUP Boots, Alliance Unichem confirm 'merger c equals'
12:34 03-Oct-05	TSCO	TESCO PLC ORD 5P	British lobby group calls for govt probe into Tesco's dominance
10:35 03-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots, Alliance Unichem confirm 'merger of equals' UPDATE
09:20 03-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots' Baker says not aware of any private equity/trad interest in company
08:07 03-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots, Alliance Unichem confirm 'merger of equals' UPDATE
07:47 03-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots, Alliance Unichem confirm 'merger of equals'
07:07 03-Oct-05	BOOT	Boots Group PLC	Offer for Alliance UniChem
07:00 03-Oct-05	BOOT	Boots Group PLC	Directorate Change
16:15 02-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots and Alliance Unichem to announce 7 bln stg merger Monday
10:42 02-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	UK pharmacy chains Boots, Alliance Unichem set to merge - reports

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Name/code: Boots Group PLC

Index: FTSE 100

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Page 2 of 6 Pre

18:39 06-Oct-05	BYR	BAYER AG NPV	Bayer withdraws bid for Boots OTC business UPDATE
17:59 06-Oct-05	BYR	BAYER AG NPV	Bayer withdraws bid for Boots OTC business UPDATE
17:47 06-Oct-05	BYR	BAYER AG NPV	Bayer withdraws bid for Boots OTC business
15:24 06-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots' BHI disposal imminent - sources
07:14 05-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Rudd to remain Alliance Boots chairman for at least 3 years report
08:45 04-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots on CreditWatch negative on planned merger with Alliance Unichem - S&P
07:08 04-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Investors question Boots merger - report
20:13 03-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots ratings on CreditWatch negative by S&P on propose Alliance Unichem merger
18:16 03-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots ratings on review for downgrade by Moody's on Alliance Unichem merger
17:49 03-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots ratings cut to BBB+, remains on Watch Negative - FITCH

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Page 1 of 6

11:03 12-Oct-05	BOOT	Boots Group PLC	Holding(s) in Company
13:31 10-Oct-05	RB.	RECKITT BENCKISER PLC ORD 10 10/19P	Reckitt Benckiser ratings affirmed after Boots Healthcare buy
10:16 10-Oct-05	BOOT	Boots Group PLC	Director Declaration
11:41 07-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
09:55 07-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
08:21 07-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
07:49 07-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
07:30 07-Oct-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg
07:00 07-Oct-05	BOOT	Boots Group PLC	Disposal
06:52 07-Oct-05	RB.	RECKITT BENCKISER PLC ORD 10 10/19P	Reckitt Benckiser set to win race for Boots Healthcare - report

Page 1 of 6

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	11:03 12-Oct-05
Number	5536S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LIMI	1,677,589
BARCLAYS GLOBAL INVESTORS CANADA	34,092
BARCLAYS TRUST CO & OTHERS	34,053
BARCLAYS TRUST CO AS EXEC/ADM	100
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO R69	162,996
CHASE NOMINEES LTD 16376	392,762
CHASE NOMINEES LTD 28270	271,396
CLYDESDALE NOMINEES HGB0125 00520518	550
CLYDESDALE NOMINEES HGB0125 00594414	5,104
CLYDESDALE NOMINEES HGB0125 00703310	775
GERARD NOMINEES LIMITED ER1	4,359
GREIG MIDDLETON NOMINEES LIMITED GM1	57,688
INVESTORS BANK AND TRUST CO	3,761,035
INVESTORS BANK AND TRUST CO.	820,834
INVESTORS BANK AND TRUST CO.	130,537
INVESTORS BANK AND TRUST CO.	7,084
INVESTORS BANK AND TRUST CO	7,619
INVESTORS BANK AND TRUST CO	53,156
INVESTORS BANK AND TRUST CO	140,605
INVESTORS BANK AND TRUST CO	21,456
INVESTORS BANK AND TRUST CO.	1,580,544
INVESTORS BANK AND TRUST CO.	136,648
JP MORGAN (BGI CUSTODY) 16331	207,374
JP MORGAN (BGI CUSTODY) 16338	43,231
JP MORGAN (BGI CUSTODY) 16341	388,096
JP MORGAN (BGI CUSTODY) 16342	88,944
JP MORGAN (BGI CUSTODY) 16400	7,434,415
JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 18409	564,227
JPMORGAN CHASE BANK	47,952

JPMORGAN CHASE BANK	7,497
JPMORGAN CHASE BANK	207
JPMORGAN CHASE BANK	5,449
JPMORGAN CHASE BANK	107,339
JPMORGAN CHASE BANK	16,219
JPMORGAN CHASE BANK	387,134
JPMORGAN CHASE BANK	6,422
JPMORGAN CHASE BANK	77,912
JPMORGAN CHASE BANK	28,066
JPMORGAN CHASE BANK	103,737
JPMORGAN CHASE BANK	98,099
JPMORGAN CHASE BANK	22,646
JPMORGAN CHASE BANK	115,481
MELLON TRUST - US CUSTODIAN /	55,624
MITSUI ASSET	8,944
R C GREIG NOMINEES LIMITED A/C RC1	1,601,199
R C GREIG NOMINEES LIMITED A/C AK1	625,443
R C GREIG NOMINEES LIMITED A/C BL1	63,751
R C GREIG NOMINEES LIMITED A/C CM1	15,722
R C GREIG NOMINEES LIMITED GP1 GP1	94,620
R C GREIG NOMINEES LIMITED SA1 SA1	27,482
REFLEX NOMINEES LIMITED	779
STATE STREET BOSTON	52,977
STATE STREET BOSTON	442,876
ZEBAN NOMINEES LIMITED	52,932

	22,142,473

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 12th OCTOBER 2005

12) Total holding following this notification

22,142,473

13) Total percentage holding of issued class following this notification

3.10%

14) Any additional information

Notification received following holding reaching 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....12th OCTOBER 2005....

END

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Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser ratings affirmed after Boots Healthcare buy
Released	13:31 10-Oct-05
Number	133102.10102005

LONDON (AFX) - Moody's Investors Service has affirmed the A1/P-1 senior unsecured ratings of Reckitt Benckiser PLC and said the outlook remains stable following the announcement by the company that it is acquiring Boots Healthcare International from Boots Group PLC for 1.93 bln stg.

While noting that the acquisition price is materially higher than those paid in recent transactions in the over the counter (OTC) healthcare business, Moody's believes that the acquisition will primarily strengthen Reckitt's scale, franchise and growth potential in the OTC market.

newsdesk@afxnews.com

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Declaration
Released	10:16 10-Oct-05
Number	4197S

Boots Group PLC

This notice follows the announcement on 3rd October 2005 of the appointment of Jim Smart as Chief Financial Officer of Boots Group PLC.

There is no information of the kind described in LR 9.6.13 R (1) to (6) of the Listing Rules relating to Jim Smart required to be disclosed.

Jim Smart has also notified the company that he is interested in a total of 50,791 ordinary shares as at 3rd October 2005. This total is made up of 49,888 share options, 78 shares given under the Companies All-Employee Share Ownership Plan and 825 shares registered in his own name.

END

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
Released	11:41 07-Oct-05
Number	114143.07102005

(Adds more comments from Boots' chief finance officer Jim Smart, analyst comment)

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance UniChem PLC, has agreed to sell its Boots Healthcare International (BHI) over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a much better-than-expected 1.926 bln stg.

Boots plans to return 1.43 bln stg of the proceeds to shareholders through a special dividend, equivalent to about 200 pence per share. The special dividend will be accompanied by a consolidation of Boots' ordinary share capital.

The remaining 400 mln stg of proceeds will be retained for future investment in the merged group.

Boots' 7 bln stg 'merger of equals' with Alliance UniChem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI.

Analysts had not expected BHI, put up for sale in April, to go for more than 1.7 bln stg.

Reckitt, which beat-off competition for the unit from GlaxoSmithKline PLC,

Germany's Bayer AG and Swiss group Novartis AG, will add BHI's three 'power brands' of Nurofen, Strepsils and Clearasil to its stable, which includes Lemsip and Disprin.

'BHI will substantially strengthen Reckitt Benckiser's global position in both health care and personal care,' said Bart Becht, the group's chief executive officer.

He noted combined health and personal care revenues will exceed 1 bln stg,an increase of 90 pct and will represent 26 pct of the enlarged group.

Reckitt Benckiser is targeting 75 mln stg in cost synergies and 130 mln stg in net working capital synergies by 2008.

'The prospect that the deal is targeted to be immediately earnings enhancing (excluding 150 mln stg of one off restructuring costs) combined with the growth potential and attractive margin profile makes this a good acquisition for shareholders,' said Becht.

Talking to reporters he said the group had been considering BHI as a potential acquisition target for over 10 years and defended the price paid to secure it.

'What we're paying for here is a top quality portfolio, that's why the multiples are somewhat ahead,' he said, noting that Reckitt Benckiser is paying 3.6 times sales and 20 times EBITDA (earnings before interest, taxation, depreciation and amortisation) compared to sales and EBITDA multiples of 2.5-3 and about 14 respectively on comparable deals in the sector.

The BHI disposal is conditional on clearance from the European and US anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting.

It is expected to close in early 2006 with the payment of the special dividend shortly after.

'Together with the announcement of the proposed merger with Alliance UniChem, this disposal allows us to focus on our plans to create a world class

pharmacy-led healthcare group,' said Boots CEO Richard Baker.

The proposed merger has so far received a mixed reception from investors. Boots and Alliance UniChem's management have spent the week meeting shareholders to try to allay their fears.

'It's early days in that process and we're happy that we're having the opportunity to put our message across to shareholders,' Boots' chief finance officer Jim Smart told reporters.

Asked if there was a possibility shareholders could block the deal, he said: 'We think there's a compelling strategic logic here both for Boots and for Alliance UniChem and we're happy we're having the opportunity to explain that logic one-to-one with our shareholders. Clearly they must take their own view on that.'

Reckitt Benckiser has given a commitment to continue operations at all BHI's key sites -- Nottingham, where the majority of BHI's 3,000 workforce is located, Rheinbach in Germany and Bangkok, Thailand.

At 10.37 am shares in Boots were up 7 pence at 629, shares in Reckitt Benckiser were up 39 pence at 1747.

Despite the hefty price paid analysts at UBS described the deal as 'very positive news' for Reckitt Benckiser, given that it adds three strong brands and leaves room for substantial cost synergies.

Nick Bubb, retail analyst at Evolution Securities, reckons Boots did well to auction off BHI for such a high price. He believes the deal will please those shareholders having second thoughts about the wisdom of the planned merger.

Boots was advised by Goldman Sachs, while Reckitt Benckiser was advised by Merrill Lynch.

james.davey@afxnews.com

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
Released	09:55 07-Oct-05
Number	095534.07102005

(Adds more comments from Reckitt Benckiser CEO Bart Becht)

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance UniChem PLC, has agreed the sale of its Boots Healthcare International (BHI) over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a much better-than-expected 1.926 bln stg.

Boots plans to return 1.43 bln stg of the proceeds to shareholders through a special dividend, equivalent to about 200 pence per share. The special dividend will be accompanied by a consolidation of Boots' ordinary share capital.

The remaining 400 mln stg of proceeds will be retained for future investment in the merged group.

Boots' 7 bln stg 'merger of equals' with Alliance UniChem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI.

Analysts had not expected BHI, put up for sale in April, to go for more than 1.7 bln stg.

Reckitt, which beat off competition for the unit from GlaxoSmithKline PLC, Germany's Bayer AG and Swiss group Novartis AG, will add BHI's three 'power brands' of Nurofen, Strepsils and Clearasil to its stable, which includes Lemsip and Disprin.

'BHI will substantially strengthen Reckitt Benckiser's global position in bothhealth care and personal care,' said Bart Becht, the group's chief executive officer.

He noted combined health and personal care revenues will exceed 1 bln stg,an increase of 90 pct and will represent 26 pct of the enlarged group.

Reckitt Benckiser is targeting 75 mln stg in cost synergies and 130 mln stg in net working capital synergies by 2008.

'The prospect that the deal is targeted to be immediately earnings enhancing (excluding 150 mln stg of one-off restructuring costs) combined with the growth potential and attractive margin profile makes this a good acquisition for shareholders,' said Becht.

Talking to reporters he said the group had been considering BHI as a potential acquisition target for over 10 years and defended the price paid to secure it.

'What we're paying for here is a top quality portfolio, that's why the multiples are somewhat ahead,' he said, noting that Reckitt Benckiser is paying 3.6 times sales and 20 times EBITDA (earnings before interest, taxation, depreciation and amortisation) compared to sales and EBITDA multiples of 2.5-3 and about 14 respectively on comparable deals in the sector.

The BHI disposal is conditional on clearance from the European and US anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting.

It is expected to close in early 2006 with the payment of the special dividend shortly after.

'Together with the announcement of the proposed merger with Alliance UniChem, this disposal allows us to focus on our plans to create a world class pharmacy-led healthcare group,' said Boots CEO Richard Baker.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
Released	08:21 07-Oct-05
Number	082134.07102005

(Adds more detail from Reckitt Benckiser statement, background)

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance UniChem PLC, has agreed the sale of its Boots Healthcare International (BHI) over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a much better-than-expected 1.926 bln stg.

Boots plans to return 1.43 bln stg of the proceeds to shareholders through a special dividend, equivalent to about 200 pence per share.

The special dividend will be accompanied by a consolidation of Boots' ordinary share capital.

The remaining 400 mln stg of proceeds will be retained for future investment in the merged group.

Boots' 7 bln stg 'merger of equals' with Alliance UniChem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI.

Analysts had not expected BHI to be sold for more than 1.7 bln stg. It was put up for sale in April.

Reckitt, which beat off competition for the unit from GlaxoSmithKline PLC, Germany's Bayer AG and Swiss group Novartis AG, will add BHI's three 'power brands' of Nurofen, Strepsils and Clearasil to its stable, which includes Lemsip and Disprin.

'BHI will substantially strengthen Reckitt Benckiser's global position in both health care and personal care,' said Bart Becht, Reckitt Benckiser's CEO.

He noted combined health and personal care revenues will exceed 1 bln stg, an increase of 90 pct, and will represent 26 pct of the enlarged group.

Reckitt Benckiser is targeting 75 mln stg in cost synergies and 130 mln stg in net working capital synergies by 2008.

'The prospect that the deal is targeted to be immediately earnings enhancing (excluding 150 mln stg of one-off restructuring costs) combined with the growth potential and attractive margin profile makes this a good acquisition for shareholders,' added Becht.

The BHI disposal is conditional on clearance from the European and US anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting.

It is expected to close in early 2006 with the payment of the special dividend shortly after.

'Together with the announcement of the proposed merger with Alliance UniChem, this disposal allows us to focus on our plans to create a world class pharmacy-led healthcare group,' said Boots CEO Richard Baker.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg UPDATE
Released	07:49 07-Oct-05
Number	074930.07102005

(Adds more detail from Boots statement, background)

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance UniChem PLC, has agreed the sale of its Boots Healthcare International (BHI) over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a much better-than-expected 1.926 bln stg.

Boots plans to return 1.43 bln stg of the proceeds to shareholders through a special dividend, equivalent to about 200 pence per share.

The special dividend will be accompanied by a consolidation of Boots' ordinary share capital.

The remaining 400 mln stg of proceeds will be retained for future investment in the merged group.

Boots' 7 bln stg 'merger of equals' with Alliance UniChem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI.

Analysts had not expected BHI to be sold for more than 1.7 bln stg. It was put up for sale in April.

Reckitt, which beat off competition for the unit from GlaxoSmithKline PLC, Germany's Bayer AG and Swiss group Novartis AG, will add BHI brands such as Nurofen and Strepsils to its stable, which includes Lemsip and Disprin.

The BHI disposal is conditional on clearance from the European and US anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting.

It is expected to close in early 2006 with the payment of the special dividend shortly after.

'Together with the announcement of the proposed merger with Alliance UniChem, this disposal allows us to focus on our plans to create a world class pharmacy-led healthcare group,' said Boots CEO Richard Baker.

Yesterday Boots shares closed unchanged at 622 pence.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots to sell BHI to Reckitt Benckiser for 1.93 bln stg
Released	07:30 07-Oct-05
Number	073047.07102005

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance Unichem PLC, has agreed the sale of its Boots Healthcare International (BHI) over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a better-than-expected 1.926 bln stg.

Boots plans to return 1.43 bln stg of the proceeds to shareholders through a special dividend. It also plans a share consolidation.

Boots' 7 bln stg 'merger of equals' with Alliance Unichem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI.

Analysts had not expected BHI to be sold for more than 1.7 bln stg.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Disposal
Released	07:00 07-Oct-05
Number	3507S

For Immediate Release 7 October 2005

Not for release, publication or distribution in or into the United States, Australia, Canada or Japan

PROPOSED DISPOSAL OF BOOTS HEALTHCARE INTERNATIONAL FOR £1.926 BILLION

£1.43 BILLION SPECIAL DIVIDEND AND SHARE CONSOLIDATION

Boots Group PLC ("Boots"), the UK's leading health and beauty company, today announces the proposed disposal of Boots Healthcare International ("BHI"), its consumer healthcare business, to Reckitt Benckiser plc (the "Disposal").

Highlights:

- Aggregate consideration on a debt and cash free basis payable by Reckitt Benckiser plc ("Reckitt Benckiser") for BHI of £1.926 billion in cash
- After the payment of anticipated taxation and other costs associated with the transaction, Boots intends to return, following completion of the Disposal, approximately £1.43 billion of the proceeds (equivalent to approximately 200 pence per Boots share) by way of a special dividend (the "Special Dividend") to Boots shareholders. The Special Dividend will be accompanied by a consolidation of Boots' ordinary share capital (the "Share Consolidation")
- The remaining £400 million of proceeds will be retained for future investment in Boots and the proposed Alliance Boots Group
- The Share Consolidation will, in effect, maintain comparability of earnings per share and share prices before and after the payment of the Special Dividend and will preserve the position of Boots optionholders who will not receive the Special Dividend
- The Disposal is conditional, amongst other things, upon obtaining clearances from the European and United States anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting (the "Extraordinary General Meeting")
- The Disposal is expected to close in early 2006 with the payment of the Special Dividend as soon as practicable thereafter
- Pending the completion of Boots' proposed merger with Alliance UniChem Plc ("Alliance UniChem"), Boots will retain its current dividend policy

Commenting on the Disposal, Richard Baker, Chief Executive of Boots, said:

"BHI has performed strongly over the last three years, delivering excellent organic growth and outperforming its market. I firmly believe that the prospects for the business remain strong and with the commitment and focus that Reckitt Benckiser will bring to the business that it will continue to thrive. The BHI team has created significant value for Boots shareholders and I am delighted to announce the proposed return of approximately £1.43 billion to shareholders, taking to over £3 billion the total returned to Boots shareholders over the last 3 years.

Together with the announcement of the proposed merger with Alliance UniChem, this disposal allows us to focus on our plans to create a world class pharmacy-led healthcare group."

This summary should be read in conjunction with the full text of this announcement.

A circular containing further details of the Disposal, Special Dividend and Share Consolidation (the "Circular")

and setting out the notice of the Extraordinary General Meeting will be sent to Boots shareholders in early November.

Goldman Sachs International is acting as exclusive financial adviser to Boots on the disposal of BHI.

Enquiries:

Boots
Chris Laud (Investor Relations) **Tel: +44 (0) 115 968 7080**
Donal McCabe (Media) **Tel: +44 (0) 115 968 7029**

Goldman Sachs International **Tel: +44 (0) 20 7774 1000**
Simon Dingemans
Nick Harper

Finsbury **Tel: +44 (0) 20 7251 3801**
James Murgatroyd

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Boots in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Boots for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

For Immediate Release 7 October 2005

Not for release, publication or distribution in or into the United States, Australia, Canada or Japan

PROPOSED DISPOSAL OF BOOTS HEALTHCARE INTERNATIONAL FOR £1.926 BILLION

£1.43 BILLION SPECIAL DIVIDEND AND SHARE CONSOLIDATION

Introduction

Boots Group PLC ("Boots") announces that it has entered into an agreement to sell the Boots Healthcare International business ("BHI") to Reckitt Benckiser plc ("Reckitt Benckiser"), for an aggregate consideration on a debt and cash free basis of £1.926 billion in cash (the "Disposal"), subject to a completion working capital adjustment.

It is intended that completion of the Disposal will be followed as soon as practicable by a return of approximately £1.43 billion (equivalent to approximately 200 pence per Boots share) by way of a special dividend (the "Special Dividend") to Boots shareholders accompanied by a consolidation of the ordinary share capital of Boots. After the payment of anticipated taxation and other costs associated with the transaction, the remaining proceeds of £400 million will be retained for future investment in Boots and in the proposed Alliance Boots Group.

The Disposal is conditional, amongst other things, upon obtaining clearances from the European and United States anti-trust authorities and the approval of Boots shareholders at an extraordinary general meeting (the "Extraordinary General Meeting").

Background to and reasons for the Disposal

BHI is entering the final year of a successful four year growth strategy which has delivered revenue growth in excess of the consumer healthcare market average and led to a substantial increase in profits. Following a review of BHI's strategic objectives earlier this year, Boots concluded that the organic growth prospects of the business remained attractive and that BHI had significant potential. Boots also concluded that the consumer healthcare market was entering a period of consolidation in which BHI needed to participate. Given Boots' strategic focus on its retail pharmacy business, however, Boots decided it could not commit the required resources to lead in any consolidation process and therefore announced on 7 April 2005 its intention to sell BHI.

Information on BHI

BHI is a leading player in the global over-the-counter consumer healthcare market, focusing on analgesics, skincare, dermacosmetics and throatcare. It manufactures and sells three principal brands, Nurofen, Clearasil and Strepsils, which are leaders in their markets and widely recognised throughout the world. The business also includes a number of other locally recognised brands including E45, Lutsine, Sweetex and Optrex.

BHI comprises brands, their associated intellectual property, international sales operations and five manufacturing facilities located in Nottingham (UK), Reinbek (Germany) and Bangkok (Thailand). As at 31 March 2005, BHI employed approximately 3,000 people.

For the year ended 31 March 2005 and before any adjustments for discontinued operations, one-off items and the inclusion of the manufacturing assets in Nottingham, BHI generated profits before interest and taxation of £87.8 million on sales of £522.7 million. As at 31 March 2005, BHI had net assets of £453.6 million and gross assets of £537.4 million.

Principal terms of the Disposal

Under the terms of the Business and Share Sale Agreement (the "Agreement"), the Disposal will be structured as a direct sale of shares in various UK and overseas companies, including BHI's 51 per cent. equity interest in a joint venture in India (subject to the consent of the joint venture counterparty), together with the sale of the business assets comprising BHI's three UK manufacturing facilities in Nottingham. The Agreement contains warranties and indemnities given by Boots and The Boots Company PLC, a wholly owned subsidiary of Boots.

The Disposal is conditional, amongst other things, upon obtaining clearances from the European and United States anti-trust authorities and the approval of Boots shareholders at the Extraordinary General Meeting. The Agreement will terminate automatically if this approval is not received (or any of the other conditions to completion set out in the Agreement are not satisfied or waived) on or before 30 September 2006. A summary of the principal terms of the Agreement will be set out in the circular (the "Circular").

Description of the Special Dividend and Share Consolidation

Subject to and following completion of the Disposal, Boots intends to retain £400 million of the proceeds for future investment and return the balance, after deduction of anticipated taxation and other costs associated with the transaction, to shareholders through the Special Dividend. The Special Dividend is expected to return approximately £1.43 billion (equivalent to approximately 200 pence per Boots share) to Boots shareholders. Simultaneously with the payment of the Special Dividend, Boots proposes to implement a consolidation of Boots' ordinary share capital (the "Share Consolidation").

The effect of the Share Consolidation will be to reduce the number of Boots ordinary shares in issue. Details of the consolidation ratio will be set out in the Circular to be sent to shareholders seeking their approval for the Disposal. Although, following the Share Consolidation, each Boots shareholder will hold fewer Boots ordinary shares than before, his or her shareholding as a proportion of the total number of shares in issue, and therefore his or her ownership in Boots, will be the same before and immediately after the Share Consolidation, subject to adjustments to reflect fractional entitlements. The Share Consolidation will, amongst other things, allow comparability of earnings per share and share prices before and after the payment of the Special Dividend and will preserve the position of Boots optionholders who will not receive the Special Dividend.

Management and Employees

Following completion of the Disposal, the existing employment rights, including pension rights, of all management and employees of BHI will be fully safeguarded. Reckitt Benckiser has also confirmed that a substantial operating presence will be maintained in Nottingham, Reinbek and Bangkok.

Approvals and Consents

The Disposal, Special Dividend and Share Consolidation will be subject to the approval of Boots shareholders at the Extraordinary General Meeting. The Circular setting out the notice of the Extraordinary General Meeting, including the Boots directors' recommendation to vote in favour of the Disposal and the Share Consolidation is expected to be sent to Boots shareholders in early November.

The Disposal is also conditional, amongst other things, upon obtaining clearances from the European and United States anti-trust authorities.

The Disposal is expected to be completed in early 2006 and the payment of the Special Dividend and the Share Consolidation are expected to take place as soon as practicable after completion of the Disposal.

Jim Smart, Chief Financial Officer, will host a conference call for analysts at 10.00 a.m. BST.

Dial in number	**Tel: +44 (0) 20 7190 1595**

Participants should quote the conference title "Boots announcement". A replay facility will be available for seven days:

Dial in number	**Tel: +44 (0) 20 8515 2499**
Access number	**334133#**

Enquiries:

Boots	
Chris Laud (Investor Relations)	**Tel: +44 (0) 115 968 7080**
Donal McCabe (Media)	**Tel: +44 (0) 115 968 7029**
Goldman Sachs International	**Tel: +44 (0) 20 7774 1000**
Simon Dingemans	
Nick Harper	
Finsbury	**Tel: +44 (0) 20 7251 3801**
James Murgatroyd	
Alice MacAndrew	

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Boots in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Boots for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

APPENDIX I – SOURCES AND BASES OF INFORMATION

In this Announcement, unless otherwise stated or the context otherwise requires, the following sources and bases of information have been used unless otherwise stated, the financial information relating to Boots has been extracted from the audited financial statements of Boots for the relevant financial year.

END

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Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser set to win race for Boots Healthcare - report
Released	06:52 07-Oct-05
Number	065256.07102005

LONDON (AFX) - Reckitt Benckiser PLC, the household goods group, looks set to win the race to buy Boots Healthcare International from Boots Group PLC, the Financial Times reported without citing sources.

The FT said Reckitt was believed to have bid 1.8 bln stg for the Boots unit, seeing off rival interest from other suitors, including Novartis AG of Switzerland. The deal could be announced today or Monday.

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer withdraws bid for Boots OTC business UPDATE
Released	18:39 06-Oct-05
Number	183905.06102005

(Adds comment from Bayer spokesman, details)

FRANKFURT (AFX) - Bayer AG has withdrawn from the auction of Boots Group PLC's over-the-counter medicines business, saying it was not prepared to submit a higher offer.

Boots Healthcare International, which makes brands such as Nurofen and Strepsils, was put up for sale in April and originally valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested the sale process has forced its price to as high as 1.7 bln stg.

Industry sources close to the negotiations told dpa-AFX last month that Bayer offered less than rival bidder GlaxoSmithKline PLC, Europe's biggest pharmaceutical group.

A spokesman for the German drugs and chemicals group this evening refused to be drawn on how much was offered, or to say which companies remain in the running.

In a statement Bayer said the OTC business it recently bought from Roche Holding AG is 'developing very well', and stressed that it will remain among the top three companies in the market worldwide, 'whoever acquires the Boots OTC business'.

That leaves names remaining in the frame including Glaxo, Reckitt Benckiser PLC, the Anglo-Dutch household products group, Swiss group Novartis AG and Pfizer Inc of the US.

Sources told AFX News earlier today that Boots, which on Monday revealed a proposed merger with Alliance Unichem PLC, is close to completing the disposal, with a statement to the stock exchange expected in the next few days.

The nil-premium 'merger of equals', worth around 7 bln stg, is conditional on the sale of the OTC unit.

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer withdraws bid for Boots OTC business UPDATE
Released	17:59 06-Oct-05
Number	175935.06102005

(Updates with further Bayer comments, background)

FRANKFURT (AFX) - Bayer AG said it has withdrawn its bid to acquire the over-the-counter business of Boots Group PLC, saying it was not prepared to submit a higher bid.

'Bayer AG will no longer take part in the bidding for the OTC business of... Boots,' the company said in a statement, adding it 'was not willing to submit a higher bid.'

It said the OTC business it recently bought from Roche Holding AG is 'developing very well' and it will remain among the top three companies in this market worldwide 'whoever acquires the Boots OTC business'.

Sources said earlier today that Boots, which on Monday revealed a proposed merger with Alliance Unichem PLC, is close to announcing the disposal of its OTC business.

Names in the frame to take the business are pharma giant GlaxoSmithKline PLC, Reckitt Benckiser PLC, the Anglo-Dutch household products group, Swiss group Novartis AG and Pfizer Inc of the US.

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer withdraws bid for Boots OTC business
Released	17:47 06-Oct-05
Number	174731.06102005

FRANKFURT (AFX) - Bayer AG said it has withdrawn its bid to acquire the over-the-counter business of Boots Group PLC, saying it was not prepared to submit a higher bid.

'Bayer AG will no longer take part in the bidding for the OTC business of... Boots,' the company said in a statement, adding it 'was not willing to submit a higher bid.'

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots' BHI disposal imminent - sources
Released	15:24 06-Oct-05
Number	152432.06102005

LONDON (AFX) - Boots Group PLC, the health and beauty retailer that on Monday revealed a proposed merger with Alliance Unichem PLC, is close to announcing the disposal of its Boots Healthcare International (BHI) over-the-counter medicines business, AFX News has learnt.

According to industry sources a statement to the stock exchange could be made by the group in the next few days.

Boots' 'merger of equals' with Alliance Unichem to create an international pharmacy-led healthcare giant called Alliance Boots is conditional on the sale of BHI. The sources said this has inevitably accelerated the auction process.

The unit, which makes brands such as Nurofen and Strepsils, was put up for sale in April.

Boots intends to return to shareholders, through a special dividend, all post-tax proceeds in excess of 400 mln stg from the sale.

BHI was originally valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested the auction has raised its price to as much as 1.7 bln stg.

Names in the frame to take the business are pharma giant GlaxoSmithKline PLC, Reckitt Benckiser PLC, the Anglo-Dutch household products group, Germany's Bayer AG, Swiss group Novartis AG and Pfizer Inc of the US.

At 2.27 pm shares in Boots were down 1-1/2 pence at 620-1/2, valuing the business at 4.43 bln stg.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Rudd to remain Alliance Boots chairman for at least 3 years - report
Released	07:14 05-Oct-05
Number	071453.05102005

LONDON (AFX) - Boots Group PLC's Sir Nigel Rudd plans told investors he plans to remain as chairman of merged entity Alliance Boots for at least three years, the Financial Times reported, citing comments made at a meeting with shareholders.

Investors are worried about management arrangements following the merger with Alliance Unichem PLC, and his comments were intended to allay those concerns, the paper claimed.

The company toured the City yesterday in a move soothe qualms.

Sir Nigel will have 'a big influence on the shape of the board' and also still chair the nominations committee if the deal goes through, Boots' management told shareholders, the FT said.

At a meeting with Merrill Lunch Investment Managers and Morley Fund Management, investors had 'lots of questions' about the deal's structure, but had not taken an aggressive stance, the paper cited a Boots insider as saying.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots on CreditWatch negative on planned merger with Alliance Unichem - S&P
Released	08:45 04-Oct-05
Number	084541.04102005

LONDON (FX) - Standard & Poor's Ratings Services said it has placed Boots Group PLC's BBB+ long-term corporate credit ratings on CreditWatch with negative implications following its announcement yesterday that it will merge with Alliance UniChem PLC, reflecting the 'resulting financial uncertainty'.

S&P credit analyst Sunita Kara said that from a business risk perspective, 'the negative implications reflect that the margins of the enlarged group would be diluted by Alliance UniChem's strength in low-margin wholesale operations, and the presence of some integration risks.'

From a financial risk perspective, 'the negative implications reflect the uncertainty for Boots' financial risk profile and financial policy, and weaker pro forma debt protection measures,' S&P said.

The ratings agency said the ratings will remain on CreditWatch until there is clarity on the main impediments, such as competition authority clearance and disposal of Boots Healthcare International.

It added that the ratings could be affirmed at the current level or downgraded.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Investors question Boots merger - report
Released	07:08 04-Oct-05
Number	070823.04102005

LONDON (AFX) - Investors yesterday expressed reservations about the Boots Group PLC and Alliance UniChem PLC's proposed 7 bln stg nil-premium merger amid doubts about its long-term benefits, the Financial Times reported.

Boots' second-largest shareholder, Templeton, which owns more than 5 pct of the chemist chain and also has a stake in Alliance UniChem, said it remained to be convinced of the deal's benefits, according to the newspaper.

'We reserve judgment. At this point, we would prefer clarification on the long-term strategic merits of putting these two businesses together, Martin Cobb, Templeton's investment manager, told the FT.

However, State Street Global Advisers, another large Boots shareholder, said the merger would help Boots for the next few years, given the 100 mln stg of cost savings promised yesterday, the paper said. But State Street said the retailer still had longer-term strategic issues to deal with, the newspaper added.

Meanwhile, The Times newspaper reported that Boots will be forced to pay Alliance UniChem a 43 mln stg break fee if it walks away from the merger.

Alliance Unichem, which operates pharmacies and distributes drugs, will in turn have to pay Boots 31 mln stg if its shareholders reject the deal, the newspaper added. The break fees, equivalent to 1 pct of the market value of each retailer, could trouble some shareholders, The Times said.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots ratings on CreditWatch negative by S&P on proposed Alliance Unichem merger
Released	20:13 03-Oct-05
Number	201311.03102005

LONDON (AFX) - Standard & Poor's Ratings Services said it placed its BBB+ long-term corporate credit rating and A-2 short-term rating for health and beauty retailer Boots Group PLC on CreditWatch with negative implications.

It said the action reflects financial uncertainty resulting from a proposed merger with pharmacy retailer and wholesaler Alliance UniChem PLC.

'From a business risk perspective, the negative implications reflect that the margins of the enlarged group would be diluted by Alliance UniChem's strength in low-margin wholesale operations, and the presence of some integration risks,' said Standard & Poor's credit analyst Sunita Kara.

But S&P said negative factors in the merger would be partially offset by an increased share of the UK pharmacy market; increased geographical diversity, with presence in seven European countries in pharmacy and 11 in wholesale; combined purchasing; and cost savings estimated to total 100 mln stg.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots ratings on review for downgrade by Moody's on Alliance Unichem merger
Released	18:16 03-Oct-05
Number	181627.03102005

LONDON (AFX) - Moody's Investors Service said it has placed Boots Group PLC's Baa1 senior unsecured debt rating on review for possible downgrade, following the announcement of a merger with Alliance Unichem PLC.

The ratings agency said the review has been chiefly driven by the uncertainty regarding the impact of the merger on the future debt protection measures of the proposed merged entity.

Barring any counter offer, and while recognizing that the event risk has increased, Moody's does expect the merged entity's credit metrics to remain broadly commensurate with an investment grade rating, absent structural subordination issues.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots ratings cut to BBB+, remains on Watch Negative - FITCH
Released	17:49 03-Oct-05
Number	174957.03102005

LONDON (AFX) - Fitch Ratings said it has cut health and beauty retailer Boots Group PLC's senior unsecured rating to 'BBB+' from 'A-' and affirmed the short-term 'F2' rating.

The ratings remain on Rating Watch negative.

In a statement, the ratings agency said the downgrade follows the announcement that Boots is to merge with UK-based pharmacy wholesaler and retailer, Alliance UniChem PLC to form Alliance Boots PLC.

While the merger has been described by the parties as a merger of equals it would appear that Boots have retained the control with both chairman and chief executive coming from Boots while the deputy chairman and finance director are from Alliance, it said.

'Today's announcement that Boots is becoming a more pharmacy-led retailer appears to confirm that Boots has had to accept that it cannot compete in the long-term with the major supermarket chains on its non-pharmacy product range,' said Fitch retail analyst, Jonathan Pitkanen.

'While much has been made of the increased supermarket competition within pharmacy as a result of its deregulation, it is unlikely that supermarkets will be able dominate the sector due to restrictions on store size as well as pharmacy opening times,' he added.

The rationale for the merger is based on a belief that top-line growth will be generated while annual cost savings of some 100 mln stg can be achieved by year four.

The merger will also result in greater geographical diversification for the group with pharmacy operations in seven European countries.

A number of challenges remain outstanding. Fitch considers it unlikely that this merger will on its own solve Boots' problems in its core UK retail market. It must also be questioned whether existing banking facilities for both organisations will have to be renegotiated resulting in a potential short-term liquidity issue. Boots bondholders remain exposed due to largely standard documentation, Fitch added.

Irrespective of the exact structure of the new group, retail trading in the UK remains difficult as underlined by the Boots first half trading statement, while Alliance has also conceded that UK trading in particular has been below expectations.

Fitch has calculated that pro-forma lease-adjusted net debt/EBITDAR for the enlarged group will be in the region of 2.8 times while lease-adjusted interest cover will approach 4 times.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	ROUNDUP Boots, Alliance Unichem confirm 'merger of equals'
Released	13:50 03-Oct-05
Number	135036.03102005

LONDON (AFX) - Boots Group PLC and Alliance Unichem PLC have agreed a nil-premium 'merger of equals' worth around 7 bln stg to create an international pharmacy-led healthcare giant.

The new group, to be called Alliance Boots, will have combined sales of over 13 bln stg and operating profits in excess of 700 mln stg, just under 3,000 retail outlets and a wholesale and distribution network serving over 88,000 outlets across 11 European countries. It will employ around 100,000 across Europe.

If approved by the two companies' shareholders and the competition authorities the deal will mark the end of a long and secret courtship by Stefano Pessina, Alliance Unichem's deputy executive chairman and 30 pct shareholder.

He revealed today he has been pressing Boots' board for a merger for some five years. However, formal talks on a deal did not start until April this year.

'Boots today is a fantastic company,' he told reporters, glossing over its string of recent profit warnings as it fights being squeezed by the supermarkets.

Last week, Boots admitted it was unlikely to meet its full-year sales target and warned investors not to expect better trading conditions this side of Christmas.

The merger terms will see Boots shareholders holding 50.2 pct of the combined group and Alliance Unichem shareholders 49.8 pct.

It is proposed that Boots chairman Sir Nigel Rudd will chair the new entity, while Richard Baker, Boots' chief executive, will take the CEO role.

Pessina will be executive deputy chief executive, while Alliance Unichem's group finance director George Fairweather will take the same role at the merged group.

Pessina's focus will be strategy, acquisitions and the integration of purchases. He promised not to 'interfere' with Baker's remit of 'total responsibility for delivering results on a day-to-day basis'. He said he and Baker had already established 'a fantastic chemistry'.

Baker maintained today's deal is entirely consistent with his strategy of 'putting healthcare first' and denied it was effectively an admission of failure.

Baker joined Boots from Asda in 2003 and put in place a strategy of re-investing in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales. However, sales growth has stalled, with underlying sales in the last three quarters in negative territory.

'I've always believed that the fundamental strength of this company is in the healthcare area and that the largest opportunity for growth both in and outside the UK is in healthcare,' he said.

He insisted Boots' board would have pursued this deal even if the trading environment was much healthier. 'This is strategically exactly the right move for Boots,' he said.

He noted that Boots is Alliance Unichem's largest customer today and Alliance Unichem is Boots' largest supplier.

'With Alliance UniChem's distribution network and proven international expertise, Alliance Boots will also have exciting opportunities to take the trusted Boots brand and products into new markets,' he said.

Pessina pointed to a 'wide pipeline of potential acquisitions'.

The merged group will operate a network of 2,600 UK stores. Within three years they will all be branded Boots, consisting of 1,500 community pharmacies, 800 'destination' health and beauty stores, and 300 other retail outlets.

Alliance Boots will also trade from 300 pharmacies in Norway, the Netherlands and Italy.

The merged group is targeting annual pretax cost savings of 'at least 100 mln stg' by the fourth full year following completion of the deal through the streamlining of its purchasing, logistics and wholesale network and the rationalisation of corporate costs.

Alliance Boots also expects incremental revenue benefits from the increased availability of its brands, own label products and the Boots Advantage Card across the larger network.

The merger is conditional on the disposal of Boots Healthcare International (BHI), Boots' over-the-counter medicines business that was put up for sale in April.

Boots intends to return to shareholders, through a special dividend, all post-tax proceeds in excess of 400 mln stg from the BHI disposal. A deal is thought to be close and analysts reckon BHI will go for around 1.5 bln stg.

Alliance Unichem was formed through the merger of Pessina's Alliance Sante and Unichem in 1999.

Following completion of the merger, Pessina will hold approximately 15 pct of Alliance Boots, a holding he has indicated he intends to retain for the long term.

Dependent upon the position of the relevant competition authorities, it is expected that the merger will be completed in 2006.

Baker told reporters he does not envisage any regulatory problems.

'We don't believe this merger will be anti-competitive and both boards are confident that this deal's in the interests of customers and patients around the UK,' he said, noting 'the overlap from a location-by-location point of view is quite modest.'

However, some analysts do have competition concerns given that the combined group will have 40 pct of the UK's drug supply market and 17 pct of UK pharmacies.

Nevertheless, the stock market reacted favourably to the deal. At 12.57 pm shares in Boots were up 29 pence, or 5 pct, at 637-1/2, valuing the business at 4.63 bln stg, while shares in Alliance Unichem were up 12-1/2 pence at 879, valuing the business at 3.17 bln stg.

'The merger makes strategic sense giving both synergy benefits and new revenue opportunities for Boots brands such as Soltan,' said Simon Proctor, analyst at Charles Stanley.

'This does have to be offset by the possibility of regulatory intervention, the execution risk that comes with any merger/acquisition and the fact that both stocks already trade on sizeable premia to the market.'

Baker said he is not aware of any private equity group or trade rival considering an offer for the group.

'There is no current interest. I cannot be more explicit,' he said

Weekend reports had suggested private equity groups, including KKR, Permira and Apax, were considering gatecrashing the Boots/Alliance Unichem deal. They also suggested Boots could attract interest from trade buyers including Hong Kong-based AS Watson and possibly J Sainsbury PLC

Goldman Sachs is acting as financial adviser to Boots, with UBS as corporate broker. Merrill Lynch is lead financial adviser and joint corporate broker to Alliance UniChem, with CSFB as financial adviser and joint corporate broker.

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Free annual report

Company	TESCO PLC ORD 5P
TIDM	TSCO
Headline	British lobby group calls for govt probe into Tesco's dominance
Released	12:34 03-Oct-05
Number	123436.03102005

LONDON (AFX) - A lobby group representing 25,000 privately run retailers employing in excess of 600,000 people today called on the British government to launch an urgent probe into the growing dominance of leading supermarkets, in particular Tesco PLC.

The Forum of Private Business said Whitehall could no longer turn a blind eye to what it termed 'the crisis on the British high street' where 20,000 shops have closed since 1997 at a rate of 50 a week.

'The supermarkets' -- and in particular Tesco's -- dominance of retail trade is a catastrophe for the high street right here and right now in virtually every town in Britain,' said the FPB's chief executive Nick Goulding.

He expressed particular alarm at the impending opening of Tesco's first standalone non-food store in Manchester later this month.

Tesco's tills now ring up nearly one pound in every eight spent by UK shoppers.

Now one of the country's biggest retailers of health and beauty products, stationery and DVDs, the supermarket giant has been piling pressure on other retailers such as Marks & Spencer Group PLC, Boots Group PLC and WH Smith PLC.

Lee Scott, the president and chief executive of US behemoth Wal-Mart Stores Inc, which owns the UK's number two chain Asda, recently called on the government to curb Tesco's dominance.

Meanwhile, Justin King, chief executive of rival grocer J Sainsbury PLC, is calling for changes in the planning regime.

Tesco which has 185 development sites, significantly more than any of its rivals, recently said it planned to open a further 1.3 mln square feet of floorspace during the second half of its current fiscal year.

But chief executive Terry Leahy vehemently denies Tesco is operating in a monopolistic fashion, arguing that most Britons have a choice of three or more nearby stores for their weekly shop.

A government-sponsored report by the Competition Commission in October 2000 found no evidence any of the country's leading supermarkets had been acting in an anti-competitive manner.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots, Alliance Unichem confirm 'merger of equals' UPDATE
Released	10:35 03-Oct-05
Number	103548.03102005

(Adds more detail from Boots Group/Alliance Unichem statement, comments from Boots CEO Richard Baker and Alliance deputy executive chairman Stefano Pessina).

LONDON (AFX) - Boots Group PLC and Alliance Unichem PLC have agreed a nil-premium 'merger of equals' to create an international pharmacy-led healthcare group.

The merger terms will see Boots shareholders holding 50.2 pct of the combined group and Alliance Unichem shareholders 49.8 pct.

The new group, to be called Alliance Boots, will have combined sales of over 13 bln stg, just under 3,000 retail outlets and a wholesale and distribution network serving over 88,000 outlets across 11 European countries.

The merged group is targeting annual pretax cost savings of 'at least 100 mln stg' by the fourth full year following completion of the deal through the streamlining of its purchasing, logistics and wholesale network and the rationalisation of corporate costs.

Alliance Boots also expects incremental revenue benefits from the increased availability of its brands, own label products and the Boots Advantage Card across the larger network.

Boots is facing intense competition from the supermarkets and has been hit by a string of profit warnings. Last week the retailer admitted it was unlikely to meet its full-year sales target and warned investors not to expect better trading conditions this side of Christmas.

Boots and Alliance Unichem reckon the deal provides enhanced opportunities for retail pharmacy and wholesale and distribution expansion both in existing and new markets.

It is proposed that Boots chairman Sir Nigel Rudd will chair the new entity, while Richard Baker, Boots' chief executive, will take the CEO role.

Stefano Pessina, Alliance Unichem's deputy executive chairman and 30 pct shareholder, will take the same role at the combined group, as will group finance director George Fairweather.

'Today's announcement will enable Boots to put the chemist even more firmly at the heart of our strategy,' said Richard Baker, chief executive of Boots.

'With Alliance UniChem's distribution network and proven international expertise, Alliance Boots will also have exciting opportunities to take the trusted Boots brand and products into new markets.'

The merger is conditional on the disposal of Boots Healthcare International (BHI), Boots' over-the-counter medicines business that was put up for sale in April.

Boots intends to return to shareholders, through a special dividend, all post-tax proceeds in excess of 400 mln stg from the BHI disposal. Analysts reckon BHI will go for around 1.5 bln stg.

Alliance Unichem was formed through the merger of Pessina's Alliance Sante and Unichem in 1999.

'We at Alliance UniChem have significant experience of acquiring and integrating healthcare businesses internationally,' said Pessina.

indicated he intends to retain for the long term.

Dependent upon the position of the relevant competition authorities, it is expected that the merger will be completed in 2006. Baker told reporters he does not envisage any regulatory problems.

The stock market reacted favourably to the deal. At 10.04 am shares in Boots were up 40-1/2 pence at 649, while shares in Alliance Unichem were up 31-1/2 pence at 898.

Goldman Sachs is acting as financial adviser to Boots, with UBS as corporate broker. Merrill Lynch is lead financial adviser and joint corporate broker to Alliance UniChem, with CSFB as financial adviser and joint corporate broker.

Baker said he is not aware of any private equity group or trade rival considering an offer for the group.

'There is no current interest... I cannot be more explicit,' he said.

Weekend reports had suggested private equity groups, including KKR, Permira and Apax, were considering gatecrashing the Boots/Alliance Unichem deal. They also suggested Boots could attract interest from trade buyers including Hong Kong-based AS Watson and possibly J Sainsbury PLC.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots' Baker says not aware of any private equity/trade interest in company
Released	09:20 03-Oct-05
Number	092034.03102005

LONDON (AFX) - Richard Baker, chief executive of Boots Group PLC, the health and beauty retailer that today agreed a nil-premium merger with Alliance Unichem PLC, said he is not aware of any private equity group or trade rival considering an offer for the group.

'There is no current interest... I cannot be more explicit,' he told reporters.

Weekend reports had suggested private equity groups, including KKR, Permira and Apax, were considering gatecrashing the Boots/Alliance Unichem deal.

They also suggested Boots could attract interest from trade buyers including Hong Kong-based AS Watson and possibly J Sainsbury PLC.

At 8.58 am shares in Boots were up 48 pence at 656-1/2, while shares in Alliance Unichem were up 32-1/2 pence at 899.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots, Alliance Unichem confirm 'merger of equals' UPDATE
Released	08:07 03-Oct-05
Number	080708.03102005

(Adds more detail from Boots Group/Alliance Unichem statement)

LONDON (AFX) - Boots Group PLC and Alliance Unichem PLC have agreed a nil-premium 'merger of equals' to create an international pharmacy-led healthcare group.

The new group, to be called Alliance Boots, will have combined sales of over 13 bln stg.

It will comprise just under 3,000 retail outlets with a wholesale and distribution network serving over 88,000 outlets.

The combined group is targeting annual pretax cost savings of 'at least 100 mln stg' by the fourth full year following completion of the merger through the streamlining of its purchasing, logistics and wholesale network and the rationalisation of corporate costs.

It is proposed that Boots chairman Sir Nigel Rudd will chair the new entity, while Richard Baker, Boots' chief executive, will take the CEO role.

Stefano Pessina, Alliance Unichem's deputy executive chairman and 32 pct shareholder, will take the same role at the combined group, as will group finance director George Fairweather.

The merger terms will see Boots shareholders holding 50.2 pct of the combined group and Alliance Unichem shareholders 49.8 pct.

Boots intends to return to shareholders, through a special dividend, all post-tax proceeds in excess of 400 mln stg from the disposal of Boots Healthcare International (BHI), its over-the-counter medicines business that was put up for sale in April. This return will take place before the determination of the exchange ratio for the merger.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots, Alliance Unichem confirm 'merger of equals'
Released	07:47 03-Oct-05
Number	074728.03102005

LONDON (AFX) - Boots Group PLC and Alliance Unichem PLC have agreed a nil-premium 'merger of equals' to create an international pharmacy-led healthcare group.

The new group, to be called Alliance Boots, will have combined sales of over 13 bln stg.

It will comprise just under 3,000 retail outlets with a wholesale and distribution network serving over 88,000 outlets.

The combined group is targeting annual pretax cost savings of 'at least 100 mln stg' by the fourth full year following completion of the merger.

Boots intends to return to shareholders, through a special dividend, all post-tax proceeds from the disposal of Boots Healthcare International in excess of 400 mln stg.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Offer for Alliance UniChem
Released	07:07 03-Oct-05
Number	0745S

For immediate release 3 October 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PART I

PROPOSED MERGER OF BOOTS AND ALLIANCE UNICHEM TO CREATE

ALLIANCE BOOTS PLC

AN INTERNATIONAL PHARMACY-LED HEALTHCARE GROUP

The Boards of Alliance UniChem and Boots announce that they have agreed the terms of a recommended Merger to create Alliance Boots, an international pharmacy-led healthcare group with combined sales of over £13 billion. This merger of equals builds on the existing strategies of Alliance UniChem and Boots, combining their complementary skills and businesses to:

- **Create Europe's leading retail pharmacy business** comprising just under 3,000[1] retail outlets with a wholesale and distribution network serving over 88,000[1] outlets including:
  - — a network of approximately 2,600 UK healthcare outlets, including two distinctly managed formats which will be branded Boots, comprising approximately 1,500 *community pharmacies* and approximately 800 destination *health and beauty* stores, most of which include a pharmacy. In addition, the Group will have approximately 300 other retail outlets. The Merger will allow improved healthcare offerings across the broader network of community and local pharmacies while continuing to support and develop the destination stores as the UK's health and beauty expert
  - — a wholesale network across 11 European countries[1], predominantly serving both independent pharmacies and Alliance Boots outlets
  - — enhanced opportunities for further retail pharmacy expansion in existing markets utilising Alliance Boots' combined skills, brands and own label products
- **Enhance international growth opportunities** in new markets:
  - — Alliance Boots has a pipeline of existing acquisition opportunities in new geographical markets for the expansion of both its retail pharmacy network and its wholesale and distribution activities
  - — Alliance Boots' acquisition skills, management expertise, internationally-recognised brands and strong balance sheet are expected to enhance Alliance Boots' ability to access these new markets
- **Deliver annual pre-tax cost savings of at least £100 million*** by the fourth full year following completion of the Merger by:
  - — streamlining the combined Group's purchasing, logistics and wholesale network

Alliance Boots also expects incremental revenue benefits from the increased availability of our leading brands, our own label products and the Boots Advantage Card across the larger network. In addition, the Group will benefit from the application of retail pharmacy and wholesale skills across the broader Group.

The Merger will combine two complementary management teams with Sir Nigel Rudd becoming Chairman of the Group and Richard Baker becoming Chief Executive. Stefano Pessina will be appointed as Executive Deputy Chairman and George Fairweather will be Group Finance Director.

Merger terms

The Exchange Ratio shall be calculated on the basis of the issued share capital of Boots immediately prior to the posting of the Merger Documentation so as to provide Alliance UniChem Shareholders (on a fully diluted basis) with such number of New Boots Shares as results in Boots Shareholders holding 50.2 per cent., and Alliance UniChem Shareholders holding (on a fully diluted basis) 49.8 per cent., of the issued share capital of Alliance Boots. The Merger is pre-conditional, *inter alia*, on the disposal of BHI. It is intended that Boots will return by way of the Special Dividend all post-tax disposal proceeds in excess of £400 million to Boots Shareholders prior to the determination of the Exchange Ratio for the Merger.

The Boards of Alliance UniChem and Boots each intend unanimously to recommend the Merger to their respective shareholders.

The Merger will be implemented by way of the Merger Offer unless the parties agree to implement it by way of the Scheme.

Boots has received an irrevocable undertaking to accept the Merger Offer (or, as the case may be, to vote in favour of the resolutions to effect the Scheme) from Stefano Pessina, the Executive Deputy Chairman of Alliance UniChem in respect of 108,447,700 Alliance UniChem Shares in aggregate, representing approximately 30 per cent. of Alliance UniChem's issued share capital. This undertaking will cease to be binding in certain circumstances as set out in Part II.

Following completion of the Merger, Mr. Pessina will hold approximately 15 per cent. of Alliance Boots, a holding he has indicated he intends to retain for the long term.

Save for the Special Dividend, Alliance UniChem and Boots will each retain their current dividend policies in respect of the period prior to the completion of the Merger. Following the Merger, consistent with Alliance Boots' enhanced growth strategy, it is expected that Alliance Boots will follow a progressive dividend policy which balances returns to shareholders with the need to retain sufficient funds to drive growth. In setting its initial dividend, it is expected that Alliance Boots will target a dividend cover of 2.0-2.5 times.

The Merger is also subject to certain other pre-conditions including the obtaining of appropriate competition authority clearances.

Dependent upon the position of the relevant competition authorities, it is expected that the Merger will be completed in 2006.

Commenting on today's announcement, **Sir Nigel Rudd, Chairman of Boots**, said:

"This merger provides both businesses with a unique opportunity to combine their respective strengths to create an international force in pharmacy retailing and distribution. In this management team, I believe we have the best of healthcare and retailing expertise to drive growth and deliver substantial value to shareholders."

Commenting on today's announcement, **Paolo Scaroni, Chairman of Alliance UniChem**, said:

to our shareholders and employees. We whole-heartedly recommend it to all our stakeholders."

Commenting on today's announcement, **Richard Baker, Chief Executive of Boots**, said:

> *"Today's announcement will enable Boots to put the Chemist even more firmly at the heart of our strategy. With Alliance UniChem's distribution network and proven international expertise, Alliance Boots will also have exciting opportunities to take the trusted Boots brand and products into new markets."*

Commenting on today's announcement, **Stefano Pessina, Executive Deputy Chairman of Alliance UniChem**, said:

> *"The fast evolving healthcare markets around the world provide the new group with a broad international stage upon which we can deploy our combined operational and management skills. We at Alliance UniChem have significant experience of acquiring and integrating healthcare businesses internationally. The Merger creates a platform to grow both our pharmacy and distribution businesses and enhance our offering to the independent pharmacist."*

Goldman Sachs International is acting as financial adviser to Boots. UBS is acting as corporate broker to Boots.

Merrill Lynch is lead financial adviser and joint corporate broker to Alliance UniChem. CSFB is acting as financial adviser and joint corporate broker to Alliance UniChem.

This summary should be read in conjunction with the full text of the following announcement. Appendix II contains definitions of certain terms used in this summary and the following announcement.

There will be a presentation to analysts at 9:15 a.m. today at Merrill Lynch, King Edward Hall, 2 King Edward Street, London EC1A 1HQ, and a press conference at 11:15 a.m. at the same address.

For further enquiries, contact:

Boots	Tel: +44 (0) 20 7251 3801
Chris Laud (Investor Relations) Donal McCabe (Media)	
Goldman Sachs International	Tel: +44 (0) 20 7774 1000
Simon Dingemans Nick Harper	
Finsbury	Tel: +44 (0) 20 7251 3801
James Murgatroyd Alice MacAndrew	
Alliance UniChem	Tel: +44 (0) 1932 870 550
George Fairweather Gerald Gradwell	
Merrill Lynch	Tel: +44 (0) 20 7628 1000
Richard Girling Kevin J. Smith	
CSFB	Tel: +44 (0) 20 7888 8888
Philip Remnant Zachary Brech	
Gavin Anderson	Tel: +44 (0) 20 7554 1400
Richard Constant	

Goldman Sachs International, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for Boots in relation to the matters described in this announcement and is not advising any other

customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

UBS is acting as corporate broker to Boots and no one else in connection with the Merger Offer and will not be responsible to anyone other than Boots for providing the protections afforded to clients of UBS, nor for providing advice in relation to the Merger Offer.

Merrill Lynch, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for Alliance UniChem in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Alliance UniChem for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

CSFB, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for Alliance UniChem in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Alliance UniChem for providing the protections afforded to the customers of CSFB or for providing advice in relation to the matters described in this announcement.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, or any offer to sell securities in any jurisdiction, nor does it constitute a prospectus or prospectus equivalent document.

This announcement does not constitute an offer for the sale of, or an offer to acquire, securities in the United States. The New Boots Shares to which this announcement relate have not been, and will not be, registered under the US Securities Act and may not be offered or sold, directly or indirectly, into the United States absent registration or an applicable exemption from registration under the US Securities Act. There will be no public offering of the New Boots Shares in the United States.

If the Merger is implemented by way of the Merger Offer, the Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of any securities exchange of, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia or Japan. Accordingly, neither this announcement nor the Offer Document nor the Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Alliance UniChem Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Offer Document or the Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

Any person who, acting alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Boots or Alliance UniChem, owns or controls or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Boots or Alliance UniChem is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the offer period to the date on which the Merger Offer becomes or is declared unconditional in all respects or lapses or is otherwise withdrawn (or, as the case may be, the Scheme becomes effective). Dealings by Boots or Alliance UniChem or by their respective "associates" (as defined in the City Code) in any class of securities of Boots or Alliance UniChem until the end of such offer period must also be disclosed. Please consult your financial adviser if you believe this Rule may be applicable to you.

The New Boots Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Boots Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Boots Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

[1] *Including associates*

* *The expected synergies have been calculated by Boots and Alliance UniChem on the basis of the existing and projected cost and operating structures of the Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.*

For immediate release 3 October 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PART II

PROPOSED MERGER OF BOOTS AND ALLIANCE UNICHEM TO CREATE

ALLIANCE BOOTS PLC

AN INTERNATIONAL PHARMACY-LED HEALTHCARE GROUP

1. Introduction

The Boards of Alliance UniChem and Boots announce that they have agreed the terms of a recommended Merger to create Alliance Boots, an international pharmacy-led healthcare group with combined sales of over £13 billion.

The Merger will be implemented by way of the Merger Offer to be made by Goldman Sachs International on behalf of Boots for Alliance UniChem, unless the parties agree to effect the Merger through the Scheme.

2. Merger terms

On 7 April 2005, Boots announced its intention to dispose of BHI, its consumer healthcare business. The sale process is ongoing. Following the proposed disposal of BHI, it is intended that £400 million of the disposal proceeds will be retained by Boots for future investment. It is intended that the balance of the after-tax disposal proceeds will be distributed to Boots Shareholders by way of the Special Dividend which will be accompanied by a consolidation of the share capital of Boots.

The Exchange Ratio for the Merger will be determined immediately prior to the posting of the Merger Documentation and only once the Boots Special Dividend has been paid and the associated share capital consolidation has taken place. The Exchange Ratio will be calculated on the basis of the issued share capital of Boots immediately prior to posting of the Merger Documentation so as to provide Alliance UniChem Shareholders (on a fully diluted basis) with such number of New Boots Shares as results in existing Boots Shareholders holding 50.2 per cent., and Alliance UniChem Shareholders holding (on a fully diluted basis) 49.8 per cent., of the issued share capital of Alliance Boots.

The Merger is subject to the Pre-Conditions and the Conditions set out in Appendix I to this announcement. The Pre-Conditions include receipt of appropriate competition authority clearances as well as the completion of the proposed disposal of BHI. The Merger Documentation will not be issued until such time as all the Pre-Conditions have been satisfied or waived. The Merger will be conditional, *inter alia*, on the approval of the transaction by Boots Shareholders.

Dependent upon the position of the relevant competition authorities, it is expected that the Merger will be completed in 2006.

If the Merger is effected by way of the Merger Offer, the Alliance UniChem Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights then attaching thereto other than as relates to dividends as set out in paragraph 13 below.

Alliance UniChem and Boots reserve the right to implement the Merger by way of the Scheme rather than the Merger Offer, if they agree to do so. In this event, the Scheme will be implemented on the same terms, so far as applicable, as those which would apply to the Merger Offer. The Scheme would involve an application by Alliance UniChem to the Court to sanction the Scheme and confirm the cancellation of all of the Alliance UniChem Shares which are the subject of the Scheme, in consideration for which the Alliance UniChem Shareholders would receive New Boots Shares.

The Scheme would require the approval of the Alliance UniChem Shareholders at the Court Meeting and approval by the Alliance UniChem Shareholders of certain resolutions to be proposed at the Alliance UniChem Extraordinary General Meeting. The Scheme would be approved at the Court Meeting if a majority in number representing 75 per cent. in value of the Alliance UniChem Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme. The Alliance UniChem Extraordinary General Meeting would be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of Alliance UniChem's share capital and amendments to the articles of association of Alliance UniChem necessary to implement the Scheme and any other resolutions that may be necessary.

Once the necessary approvals from the Alliance UniChem Shareholders have been obtained and the other Conditions have been satisfied (or, where applicable, waived), the Scheme would become effective upon sanction by the Court and the registration of the final court order by the Registrar of Companies in England and Wales.

Fractional entitlements to New Boots Shares under the terms of the Merger will be disregarded and will not be issued.

3. Board recommendations

The Directors of Alliance UniChem, who have been so advised by Merrill Lynch and CSFB, consider the terms of the Merger to be fair and reasonable and intend unanimously to recommend that Alliance UniChem Shareholders accept the Merger Offer (or as the case may be, to recommend that Alliance UniChem Shareholders vote in favour of the resolutions to effect the Scheme), as they intend to do in respect of their own direct and indirect beneficial holdings of, in aggregate, 108,872,530 Alliance UniChem Shares, representing approximately 30 per cent. of Alliance UniChem's existing issued share capital. Merrill Lynch is deemed to be a connected party to Boots. CSFB is therefore acting as the independent financial adviser to Alliance UniChem for the purposes of providing independent advice to the Board of Alliance UniChem on the Merger Offer under Rule 3 of the Code. In providing their advice to the Directors of Alliance UniChem, Merrill Lynch and CSFB have taken into account the commercial assessments of the Directors of Alliance UniChem.

The Directors of Boots, who have received financial advice from Goldman Sachs International, are of the opinion that the Merger is in the best interests of Boots Shareholders as a whole and that the terms are fair and reasonable. In providing its financial advice to the Directors of Boots, Goldman Sachs International has taken into account the commercial assessments of the Directors of Boots. The Board of Boots intends unanimously to recommend that Boots Shareholders vote in favour of the resolutions to be proposed at the Boots Extraordinary General Meeting.

4. Irrevocable undertakings

Boots has received an irrevocable undertaking to accept the Merger Offer (or, as the case may be, to vote in favour of the resolutions to effect the Scheme) from Stefano Pessina, the [illegible]

This irrevocable undertaking will cease to be binding in the following circumstances:

(A) the Pre-Conditions are not satisfied or waived within 13 months following submission of the Form RS or Form CO (whichever is the earlier and each as defined in the Framework Agreement);

(B) the Merger Offer is withdrawn or lapses;

(C) a competition authority irrevocably blocks the Merger;

(D) Boots Shareholders do not pass the relevant resolutions to approve the Merger at the Boots Extraordinary General Meeting;

(E) if the Merger is to be implemented by way of the Scheme, Alliance UniChem Shareholders do not approve the resolutions to approve the Scheme; ;

(F) Stefano Pessina dies or is permanently incapacitated;

(G) an Independent Competing Offer is announced for Boots which is recommended by the Directors of Boots;

(H) an Independent Competing Offer is made for Boots which is not recommended by the Boots Board and which becomes unconditional in all respects;

(I) an Independent Competing Offer is made for Boots which is either recommended by the Directors of Boots or in respect of which the Boots Directors fail to advise Boots Shareholders not to accept such an Independent Competing Offer;

(J) prior to the Boots Extraordinary General Meeting, the Directors of Boots withdraw, qualify or adversely amend their recommendation to Boots Shareholders to vote in favour of the resolutions proposed at the Boots Extraordinary General Meeting;

(K) an Independent Competing Offer is made by a third party for Alliance UniChem under which acceptances are received in respect of more than 45% of the Alliance UniChem Shares at that time;

(L) an Independent Competing Offer is announced for Boots (whether or not subject to a pre-condition) by a person with a controlling interest in a business the principal activity of which is national pharmaceutical wholesale or pharmacy activity in the UK; or

(M) a third party or a group of people acting in concert acquire shares or rights over shares carrying 25 per cent. or more of the voting rights exercisable at a general meeting of Boots.

5. Rationale for the Merger

The Merger will create an international pharmacy-led healthcare group. The Merger builds on the existing strategies of Alliance UniChem and Boots, combining their complementary skills and businesses. The Merger will better position Alliance Boots to capture the substantial growth opportunities that Alliance UniChem and Boots expect in the health and beauty sectors, while also delivering substantial cost savings to enhance

Growth opportunities in pharmacy

Healthcare

Growth in demand for healthcare has been driven by an increasing consumer health awareness and an ageing population. European governments continue to focus on ways to minimise healthcare costs and, as a result, have implemented policies that offer significant opportunities for Alliance Boots. For example:

— Governments have promoted the increased prescription of generics instead of more costly branded pharmaceuticals. Alliance Boots is well positioned to benefit from this trend due to its international buying capabilities and the attraction of *Almus*, its award-winning brand of generic drugs

— the UK government is urging pharmacists to take a more clinical and proactive role in the health of patients as a result of the New Pharmacy Contract in England and Wales

Beauty

Growth in demand for beauty products has been driven by an increased consumer willingness to spend money on personal care. Boots is the leader in this market in the UK and has a portfolio of differentiated and leading brands such as No 7, Soltan and Botanics, which are already being sold in selected international markets.

To address these trends and capture a greater share of the health and beauty markets the Merger will establish:

■ **Europe's leading retail pharmacy business**

The Merger will create an international pharmacy-led healthcare group comprising just under 3,000 retail outlets, including associates, of which just under 2,700 have a pharmacy, with a wholesale network serving over 88,000 outlets. This comprises:

— **Approximately 2,600 healthcare outlets in the UK**

The network will include two distinctly managed retail formats, both branded Boots, ranging from smaller dispensing pharmacies to larger high street and "edge of town" health and beauty stores:

- approximately 1,500 *community pharmacies* where healthcare and dispensing revenues typically account for the majority of sales. These pharmacies are typically in community and secondary high street locations and have a strong emphasis on healthcare and advice. These are well placed to provide an increased role in the provision of services, working closely with other primary healthcare providers

- approximately 800 destination *health and beauty* stores, which typically include a pharmacy, focused around a broader health and beauty offer, including Boots' trusted private label and other trusted Boots brands such as No 7, Soltan and Botanics

- in addition, Alliance Boots will operate approximately 300 other retail outlets, including Boots Opticians and Scholl footcare outlets

— **International Retail**

Alliance Boots operates over 400 pharmacies in Norway, The Netherlands, Thailand, Ireland, Italy and through an associate in Switzerland, and also through other healthcare outlets

— **Wholesale**

Alliance Boots' wholesale business model is designed to provide customers and manufacturers with an efficient system for the distribution of medicines and other healthcare products to pharmacies

operates in 11 European countries, through 272 depots with over 22,000 employees

- **Enhanced international growth opportunities in new markets**

Alliance Boots has a pipeline of attractive opportunities in new geographical markets for the expansion of both its retail pharmacy network and its wholesale and distribution activities. Alliance Boots' ability to access new markets and its attractiveness to potential partners is expected to be significantly enhanced by the management expertise, internationally recognised brands and balance sheet strength of the combined group:

— **Complementary management teams**

Alliance Boots' management team has a unique combination of pharmacy, wholesale, retail, acquisition and brand management. In particular, Alliance UniChem already has an established track record of successful expansion into new geographical markets. Boots' management brings proven retail expertise with which to enhance the Group's expansion potential

— **Internationally recognised brands**

the Boots brand will increase the Group's appeal to potential partners, customers and pharmacists. In addition, the sale of Alliance Boots' extensive proprietary product range to new customers in new international markets (e.g. *No 7*, *Soltan*, *Botanics* and *Almus*) is expected to provide incremental benefits

— **Strong balance sheet**

Alliance Boots intends to have an investment grade credit rating in order to provide financial flexibility and support attractive acquisitions in new international markets

- **Projected annual pre-tax cost savings of at least £100 million* and incremental revenue potential**

— **Cost savings**

Alliance Boots expects annual pre-tax cost savings as a result of the Merger of at least £100 million by the fourth full year following Completion. The savings are expected to be delivered such that over 60 per cent. of the run-rate savings will accrue by the second year following the Merger and 100 per cent. by the fourth year. The cost savings are expected to arise from:

- streamlining the combined group's purchasing, logistics and wholesale network to deliver savings of approximately £80 million by the fourth full year following Completion
- rationalising corporate costs to deliver savings of approximately £20 million by the fourth full year following Completion

The aggregate one-off profit and loss charges, which are all cash costs, related to achieving these synergies, are expected to amount to approximately £53 million. In addition, Alliance Boots will incur additional capital expenditure of £7 million in relation to the delivery of these synergies.

— **Revenue opportunities**

The Group also expects incremental revenue benefits from the increased availability of our leading brands, our own label products and the Boots Advantage Card across the larger network. In addition, Alliance Boots will benefit from the application of pharmacy retail and wholesale skills across the Group.

6. Change of name

It is intended that a resolution to change the name of Boots to Alliance Boots will be put to Boots

7. Board of Directors

The Board will be drawn from the current Boards of Alliance UniChem and Boots as follows:

Sir Nigel Rudd	Chairman
Stefano Pessina	Executive Deputy Chairman
Richard Baker	Chief Executive
George Fairweather	Group Finance Director
Ornella Barra	Wholesale and Commercial Affairs Director
Steve Duncan	Community Pharmacy Director
Scott Wheway	Health and Beauty Retail Director
Guy Dawson	Non-Executive Director
Adrian Loader	Non-Executive Director
Tim Parker	Non-Executive Director
Hélène Ploix	Non-Executive Director
Patrick Ponsolle	Non-Executive Director
Manfred Stach	Non-Executive Director

A further Non-Executive Director will be appointed following the completion of the Merger.

Stefano Pessina, Executive Deputy Chairman, will be responsible for integration and strategy and will report directly to the Board of Alliance Boots.

In the absence of one of the individuals set out above, Alliance UniChem and Boots have agreed that at Completion, six Directors of Alliance Boots will be nominated by Boots and seven Directors of Alliance Boots will be nominated by Alliance UniChem.

Alliance UniChem and Boots have agreed that as at Completion, Directors nominated by Alliance UniChem will comprise a majority of the Nominations Committee of the Group.

8. Information on Boots

Boots is a health and beauty company with operations in retail, manufacturing and distribution. Boots sells its products in 130 countries and, excluding BHI, employs approximately 65,000 people globally. Boots operates over 1,400 health and beauty stores in the UK with an aggregate selling area in excess of 647,000 square metres. The group sells a wide range of products under the Boots brand and also owns a number of internationally recognised brands such as No 7, Soltan and Botanics. Boots' international division, BRI, operates more than 400 implants in nine countries as well as over 80 owned stores in Asia. On 7 April 2005, Boots announced the intended sale of BHI, its consumer healthcare business.

For the financial year ended 31 March 2005, Boots reported turnover of £5,469.1 million and generated group operating profit before exceptional items of £501.7 million, profit before taxation of £427.6 million and basic earnings per share before exceptional items of 45.7 pence. Boots reported net assets of £1,610.5 million as at 31 March 2005.

9. Information on Alliance UniChem

Alliance UniChem, formed in 1997 through the merger of UniChem PLC and Alliance Santé S.A., has core businesses of pharmaceutical wholesaling and retail pharmacy. Including associates, Alliance UniChem

distribution network comprising 272 depots. Alliance UniChem's largest wholesale operations are in France and the UK, which reported revenues of £3,640.1 million and £1,873.1 million respectively in the year ended 31 December 2004.

Alliance UniChem, including associates, has approximately 30,000 employees, with wholesaling operations in 11 countries and retail operations in 5 countries.

For the financial year ended 31 December 2004, Alliance UniChem reported turnover of £8,898.4 million and generated total operating profit before amortisation of intangible assets of £291.4 million, profit before tax of £252.0 million and diluted earnings per share before amortisation of intangible assets and exceptional items of 48.2 pence. Alliance UniChem reported net assets of £1,081.5 million as at 31 December 2004.

10. Current trading

Alliance UniChem

As announced on 28 July 2005:

"The strength and diversity of the group's business portfolio has enabled us to deliver another strong financial performance in the first half of the year, despite some relatively difficult wholesale markets.

We continue to focus on improving the performance of all our businesses, through our commitment to consistently deliver superior customer service, our expertise in margin management and our drive for further productivity savings and synergies, combined with our strong emphasis on working capital efficiency and cash generation to fund profitable expansion.

This focus, together with the benefits of our business portfolio, our opportunities for expansion and the initiatives we are taking to drive future growth, give us confidence in maintaining our track record of strong financial performance for the group for the year as a whole."

Boots

As announced on 29 September 2005:

"Trading conditions have been difficult throughout the first half with consumer spending softening further over the last quarter and we see no sign that the market will get any easier for the rest of the year. Our priority for the second half continues to be delivering for our customers while managing our trading margin, costs and working capital.

The difficult market conditions in H1 have led to LFL sales below the rate planned for the full year; the market is expected to remain similarly tough through H2. Good progress has been made towards full year plans on gross margin, operating costs and new store openings. As expected the phasing of the store openings and of supply chain changes will weight the increase in costs towards H1.

Reduced consumer spending on replacement eyewear and price deflation following the deregulation of contact lens sales, coupled with the disruption to the Boots Opticians business from the integration into BTC adversely impacted the results in H1. and these trends are expected to continue. Personnel changes in store are expected to complete in the next quarter and a robust plan is in place to drive sales with a new and up

11. Management and employees

The Boards of Alliance UniChem and Boots have confirmed to each other that, following the Merger Offer becoming or being declared unconditional in all respects (or, as the case may be, the Scheme becoming effective), the existing employment rights, including pension rights, of all employees of both Alliance UniChem and Boots will be fully safeguarded.

A substantial operating presence will be maintained in Nottingham, Feltham, Weybridge and Chessington in relation to the Group's UK retail and wholesale businesses. It is intended that Alliance Boots will maintain a small head office in central London.

12. Alliance UniChem Share Option Schemes

Boots intends to make appropriate proposals to holders of options in the Alliance UniChem Share Option Schemes once the Merger Offer becomes or is declared unconditional in all respects (or, as the case may be, the Scheme becomes effective).

Such proposals may include inviting participants to exchange their options or awards for corresponding options or awards over Boots Shares; the basis of any such exchange would reflect the terms of the Merger. No such invitation would be made in jurisdictions into which the Merger Offer is not being made, unless Boots otherwise determines. Participants will be informed of the proposals as soon as is practicable.

13. Dividends and year end

Save for the Special Dividend, Alliance UniChem and Boots will each retain their current dividend policies in respect of the period prior to completion of the Merger.

It is intended that if Completion takes place after the end of the current financial year of either company, the shareholders of Alliance UniChem and Boots, as relevant, shall be entitled to receive an interim dividend in respect of any period elapsed since the end of that financial year in addition to the final dividend in respect of that financial year. Such interim dividend shall be calculated on the basis of the anticipated dividend for the whole of the then current financial year pro-rated for the number of days of the year elapsed prior to completion, and after deducting any interim dividends already paid or payable in respect of that financial year.

It is intended that if Completion takes place prior to the completion of the current financial year of either company, shareholders of Alliance UniChem and Boots, as relevant, shall be entitled to receive an interim dividend calculated on the basis of the anticipated dividend for the current financial year, pro rated for the number of days of the year elapsed prior to Completion and after deducting any interim dividends already paid or payable in respect of the current year.

It is expected that any such interim dividend shall be payable to shareholders of Boots or Alliance UniChem, as relevant, by reference to a record date before Completion.

Following the Merger, consistent with the Group's enhanced growth strategy, Alliance Boots will follow a progressive dividend policy which balances returns to shareholders with the need to retain sufficient funds to drive growth. In setting its initial dividend, it is expected that Alliance Boots will target a dividend cover of 2.0-2.5 times.

after the date on which the Merger Offer becomes or is declared unconditional in all respects (or as the case may be, after the Scheme becomes effective) save that the New Boots Shares will not carry entitlement to the Special Dividend or any interim dividend as referred to above.

It is intended that Alliance Boots will have a 31 March accounting year end and that it will pay an interim dividend in February and a final dividend in September.

14. Inducement fees

Boots has agreed to pay Alliance UniChem an inducement fee in an amount of £43 million (inclusive of VAT) on the first to occur of the following:

(A) an Independent Competing Offer for Boots is announced and the Boots Directors recommend that Boots Shareholders accept such offer;

(B) an Independent Competing Offer for Boots is announced (whether or not on a pre-conditional basis) and such offer becomes or is declared unconditional;

(C) The recommendation by the Boots Directors to the Boots Shareholders to vote in favour of the resolutions proposed at the Boots Extraordinary General Meeting, at or prior to such meeting, withdrawn, qualified or adversely modified; or

(D) The Boots Shareholders fail to pass the resolutions proposed at the Boots Extraordinary General Meeting.

Alliance UniChem has agreed to pay Boots an inducement fee in an amount of £31 million if, the irrevocable undertaking given by Stefano Pessina ceases to be binding by reason of the event described in paragraph 4 (L) above, and, following such event:

(A) an Independent Competing Offer for Alliance UniChem is announced and the Alliance UniChem Directors recommend that Alliance UniChem Shareholders accept such offer;

(B) an Independent Competing Offer for Alliance UniChem is announced (whether or not on a pre-conditional basis) and is declared wholly unconditional;

(C) The recommendation by the Alliance UniChem Directors to the Alliance UniChem Shareholders to accept the Merger Offer, or, if Boots elects to implement the Merger by the Scheme, to vote in favour of the resolutions to implement the Scheme, is withdrawn, qualified or adversely amended; or

(D) At day 60 of the Merger Offer or such earlier or later date upon which the Merger Offer closes, acceptances in respect of the Merger Offer have been received in respect of 50% or less of the Alliance UniChem Shares, or, if Boots elects to implement the Merger by way of the Scheme, the Alliance UniChem Shareholders fail to pass the resolutions to implement the Scheme.

If Boots has paid Alliance UniChem an inducement fee, then Alliance UniChem may not subsequently be required to pay an inducement fee to Boots and vice versa.

15. Boots Extraordinary General Meeting

Given the size of the proposed Merger in relation to the current size of Boots, it will be necessary for Boots Shareholders to approve the Merger and to authorise an increase in the share capital of Boots and the allotment of the New Boots Shares. The Boots Extraordinary General Meeting will be convened for this purpose.

It is expected that the Circular containing the notice of Boots Extraordinary General Meeting will be sent to Boots Shareholders shortly after the satisfaction or waiver of the Pre-Conditions.

16. De-listing and compulsory acquisition

If the Merger Offer becomes or is declared unconditional in all respects (or, as the case may be, the Scheme becomes effective), Alliance UniChem and Boots intend that Alliance UniChem will make an application to delist the Alliance UniChem Shares from the Official List and to cancel trading of Alliance UniChem Shares on the London Stock Exchange's market for listed securities and on Euronext Paris.

If the Merger is effected by way of the Merger Offer, it is anticipated that cancellation of listing on the Official List and trading on the London Stock Exchange will take effect no earlier than 20 business days after Boots has acquired or agreed to acquire 75 per cent. of the voting rights attaching to the Alliance UniChem Shares. De-listing would significantly reduce the liquidity and marketability of any Alliance UniChem Shares not assented to the Merger Offer at that time.

If the Merger is effected by way of the Merger Offer and Boots receives acceptances under the Merger Offer in respect of, or otherwise acquires, 90 per cent. or more of the Alliance UniChem Shares to which the Merger Offer relates, Boots will exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Alliance UniChem Shares in respect of which the Merger Offer has not been accepted.

17. Securities in issue

In accordance with Rule 2.10 of the City Code, as at 7:00 a.m. on 30 September 2005, being the last business day prior to this announcement, Boots had 713,479,528 ordinary shares of 25 pence each in issue (ISIN number GB0032310780) and Alliance UniChem had 361,705,316 ordinary shares of 10 pence each in issue (ISIN number GB0009165720).

18. Listing, dealings and settlement

Applications will be made to the UK Listing Authority for the New Boots Shares to be admitted to the Official List and to the London Stock Exchange for the New Boots Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that Admission will become effective and that dealings for normal settlement in the New Boots Shares will commence on the London Stock Exchange at 8.00 a.m. on the first dealing day following the date on which the Merger Offer becomes or is declared unconditional in all respects (subject only to the condition relating to Admission contained in paragraph (D) of Part B of Appendix I to this announcement) or, as the case may be, at 8.00 am on the date on which the Scheme becomes effective.

19. General

Neither Boots, nor any of its directors, nor, so far as Boots is aware, any person deemed to be acting in concert with it, owns or controls any Alliance UniChem Shares or has any option to acquire any Alliance UniChem Shares, or has entered into any derivative referenced to securities of Alliance UniChem which remains outstanding.

The Merger will be on the terms and subject to the Pre-Conditions and the Conditions set out herein and in Appendix I and to be set out in the Merger Documentation.

It is expected that the Merger Documentation, which will include a letter of recommendation from the Chairman of Alliance UniChem, will be despatched to Alliance UniChem Shareholders shortly after the satisfaction or waiver of the Pre-Conditions.

It is expected that a Circular explaining the Merger and convening the Boots Extraordinary General Meeting to seek approval for the Merger, to increase the authorised share capital of Boots and to authorise the Directors of Boots to issue the New Boots Shares will be sent to Boots Shareholders shortly after the satisfaction or waiver of the Pre-Conditions.

ENQUIRIES

For further enquiries, contact:

Boots	Tel: +44 (0) 20 7251 3801
Chris Laud (Investor Relations) Donal McCabe (Media)	
Goldman Sachs International	Tel: +44 (0) 20 7774 1000
Simon Dingemans Nick Harper	
Finsbury	Tel: +44 (0) 20 7251 3801
James Murgatroyd Alice MacAndrew	
Alliance UniChem	Tel: +44 (0) 1932 870 550
George Fairweather Gerald Gradwell	
Merrill Lynch	Tel: +44 (0) 20 7628 1000
Richard Girling Kevin J. Smith	
CSFB	Tel: +44 (0) 20 7888 8888
Philip Remnant Zachary Brech	
Gavin Anderson	Tel: +44 (0) 20 7554 1400
Richard Constant	

This announcement does not constitute an offer or an invitation to purchase any securities. The laws of the relevant jurisdictions may affect the availability of the Merger to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Merger Documentation

The Merger will be on the terms and subject to the Pre-conditions and Conditions and to be set out in the Merger Documentation. It is intended that the Merger Documentation will be despatched to Alliance UniChem Shareholders shortly after the satisfaction or waiver of the Pre-Conditions. It is also intended that a Prospectus and a Circular explaining the Merger and convening the Boots Extraordinary General Meeting to seek approval for the Merger, to

also be despatched to Boots Shareholders shortly after the satisfaction or waiver of the Pre-Conditions.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Boots and no-one else in connection with the Merger and will not regard any other person as its client or be responsible to any person other than Boots for providing the protections afforded to clients of Goldman Sachs International, nor for giving advice in relation to the Merger.

UBS is acting as corporate broker to Boots and no one else in connection with the Merger Offer and will not be responsible to anyone other than Boots for providing the protections afforded to clients of UBS, nor for providing advice in relation to the Merger Offer.

Merrill Lynch, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for Alliance UniChem in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Alliance UniChem for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

CSFB, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for Alliance UniChem in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Alliance UniChem for providing the protections afforded to the customers of CSFB or for providing advice in relation to the matters described in this announcement.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, or any offer to sell securities in any jurisdiction nor does it constitute a prospectus or prospectus equivalent document. Any acceptance or other response to the Merger should be made only on the basis of information referred to in the Merger Documentation. In particular, no subscription for New Boots Shares should be made except on the basis of information contained in the Prospectus.

This announcement does not constitute an offer for the sale of, or an offer to acquire, securities in the United States. The New Boots Shares to which this announcement relate have not been, and will not be, registered under the US Securities Act and may not be offered or sold, directly or indirectly, into the United States absent registration or an applicable exemption from registration under the US Securities Act. There will be no public offering of the New Boots Shares in the United States.

If the Merger is implemented by way of the Merger Offer, the Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of any securities exchange of, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this announcement nor the Offer Document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Alliance UniChem Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Offer Document or the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The New Boots Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Boots Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Boots Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in the Canada, Australia or Japan.

The expected operational cost savings and financial synergies referred to in this announcement have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Any person who, acting alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Boots or Alliance UniChem, owns or controls or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of

in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date on the transaction of every dealing in such securities during the offer period to the date on which the Merger Offer becomes or is declared unconditional in all respects or lapses or is otherwise withdrawn (or, as the case may be, the Scheme becomes effective). Dealings by Boots or Alliance UniChem or by their respective "associates" (as defined in the City Code) in any class of securities of Boots or Alliance UniChem until the end of such offer period must also be disclosed. Please consult your financial adviser if you believe this Rule may be applicable to you.

[1] *Including associates*

* *The expected synergies have been calculated by Boots and Alliance UniChem on the basis of the existing and projected cost and operating structures of the Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.*

APPENDIX I

PRE-CONDITIONS, CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

Part A – Pre-Conditions

The Merger, and the posting of the Merger Documentation, will only take place if the following Pre-Conditions are satisfied or waived:

(A)

(i) the European Commission adopting, in terms reasonably satisfactory to Alliance UniChem and Boots, a decision under Article 6(1)(b) or 8(2) of Council Regulation (EC) 139/2004 (the "Regulation") in respect of the Merger (or any aspect of the Merger that has not been referred under sub-clause (ii) or (iii) below) or being deemed to have done so under Article 10(6) of the Regulation;

(ii) in the event that a request under Article 9(2) of the Regulation has been made by a European Union or EFTA state other than the United Kingdom, the European Commission indicating, in terms satisfactory to Alliance UniChem and Boots, that it does not intend to refer the Merger or any aspect of the Merger, to a competent authority of that state in accordance with Article 9(3) of the Regulation, or in the event of such a reference being made, clearance being obtained from the merger control authorities of that state on terms reasonably satisfactory to Alliance UniChem and Boots; and

(iii) in the event that the United Kingdom obtains jurisdiction in relation to the Merger or any aspect of the Merger as a result of the application of Article 4(4), 9(3) or 21(4) of the Regulation,

(a) it being established, on terms reasonably satisfactory to Alliance UniChem and Boots and without any amendments, assurances, conditions or undertakings being required that are not reasonably satisfactory to Alliance UniChem and Boots, that neither the Merger nor any matter arising from the Merger will be referred to the Competition Commission ("Non-Referral Decision") and the period within which an application for review of such Non-Referral Decision may be made to the Competition Appeal Tribunal ("CAT") having expired without such an application having been made or, where any application has been made, such application having been dismissed by the CAT and it being established, on terms reasonably satisfactory to Alliance UniChem and Boots, that no further appeal will be made against the decision of the CAT; or

(b) in the event that the Merger or any matter arising from the Merger is referred to the Competition Commission, it being established, on terms reasonably satisfactory to Alliance UniChem and Boots, that the Merger may proceed without requiring any amendments, assurances, conditions or undertakings that are not reasonably satisfactory to Alliance UniChem and Boots, and to the extent that any amendments, assurances, conditions or undertakings that are reasonably satisfactory to Alliance UniChem and Boots are required to be made ...

completion of the Merger, that they have been so made, given or implemented;

(B) Alliance UniChem and Boots being reasonably satisfied, for the purposes of the requirements of the FSA and the UKLA, that the necessary financing facilities will be available on reasonable market terms following completion of the Merger to provide for the working capital requirements of the Group; and

(C) it having been demonstrated to the reasonable satisfaction of Alliance UniChem and Boots that completion of the proposed sale of all or substantially all of BHI has occurred.

Unless Alliance UniChem and Boots agree otherwise, with the consent of the Panel, the Pre-Condition referred to in paragraph (B) above must be satisfied or waived within 21 days after the later to occur of the satisfaction or waiver of the Pre-Condition referred to in paragraph (A) above and the satisfaction or waiver of the Pre-Condition referred to in paragraph (C) above.

Boots may, with the consent of Alliance UniChem, waive any or all of these Pre-Conditions, in whole or in part.

The Merger will not proceed if the Pre-Conditions have not been satisfied or waived by the close of business on the date following 13 months after the submission of the Form RS or Form CO (each as defined in the Framework Agreement), whichever is earlier, or such later date as Alliance UniChem and Boots may agree.

Part B - Conditions of the Merger

The Merger Offer will be subject to the following conditions:

(A) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Merger Offer (or such later time(s) and/or date(s) as Boots, with the consent of Alliance UniChem, may, with the consent of the Panel or in accordance with the Code, decide PROVIDED THAT Boots will not be required to obtain the consent of Alliance UniChem in circumstances where a third party has announced a firm intention to make an offer for Alliance UniChem, in accordance with Rule 2.5 of the City Code, whether or not on a pre-conditional basis) in respect of not less than 90 per cent. (or such lower percentage as Boots, with the consent of Alliance UniChem, may decide PROVIDED THAT Boots will not be required to obtain the consent of Alliance UniChem in circumstances where a third party has announced a firm intention to make an offer for Alliance UniChem, in accordance with Rule 2.5 of the City Code, whether or not on a pre-conditional basis) in nominal value of the Alliance UniChem Shares to which the Merger Offer relates, PROVIDED THAT this condition shall not be satisfied unless Boots and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Merger Offer or otherwise, Alliance UniChem Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Alliance UniChem PROVIDED FURTHER THAT this Condition shall be capable of being satisfied only at a time when all other Conditions (other than Condition (D)) have been satisfied or waived. For the purposes of this Condition:

(i) shares which have been unconditionally allotted but not issued before the Merger Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the register of members of Alliance UniChem; and

(ii) the expression "Alliance UniChem Shares to which the Merger Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, as amended;

(B) in the event that the Pre-Condition set out in paragraph (A) of Part A above has been waived in whole or in part:

(i) the European Commission adopting, in terms reasonably satisfactory to Alliance UniChem and Boots, a decision under Article 6(1)(b) of the Regulation in respect of the Merger (or any aspect of the Merger that has not been referred under sub-clause (ii) or (iii) below) or being deemed to have done so under Article 10(6) of the Regulation;

(ii) in the event that a request under Article 9(2) of the Regulation has been made by a European Union or EFTA state other than the United Kingdom, the European Commission indicating, in terms satisfactory to Alliance UniChem and Boots, that it does not intend to refer the Merger or any aspect of the Merger, to a competent authority of that state in accordance with Article 9(3) of the Regulation, or in the event of such a reference being made, clearance being obtained from the merger control authorities of that state on terms reasonably satisfactory to Alliance UniChem and Boots;

(iii) in the event that the United Kingdom obtains jurisdiction in relation to the Merger or any aspect of the Merger as a result of the application of Article 4(4), 9(3) or 21(4) of the Regulation, a Non-Referral Decision having been issued on terms reasonably satisfactory to Alliance UniChem and Boots and without any amendments, assurances, conditions or undertakings being required that are not reasonably satisfactory to Alliance UniChem and Boots, and the period within which an application for review of such Non-Referral Decision may be made to the CAT having expired without such an application having been made or, where any application has been made, such application having been dismissed by the CAT and it being established, on terms reasonably satisfactory to Alliance UniChem and Boots, that no further appeal will be made against the decision of the CAT.

(C) the passing at the Boots Extraordinary General Meeting of:

(i) such resolution or resolutions as are necessary to approve, implement and effect the Merger and the acquisition of any Alliance UniChem Shares including a resolution or resolutions to increase the share capital of Boots and to authorise the creation and allotment of New Boots Shares;

(ii) resolutions to appoint Directors nominated by Alliance UniChem to achieve the composition of the Alliance Boots Board as set out in paragraph 7 of Part II of this announcement, subject only to Completion;

(iii) a resolution to amend the articles of association of Boots such that Directors who reach the age of 65 will not be required to vacate the office of Director at the next annual general meeting, subject only to Completion.

(D) the admission to the Official List of the New Boots Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or if Alliance UniChem and Boots so agree (and subject to the consent of the Panel) the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading;

(E) save (in respect of the Alliance UniChem Group) as fairly disclosed to Boots prior to the date of this announcement by any member of the Alliance UniChem Group or (in respect of the Boots Group) as fairly disclosed to Alliance UniChem prior to the date of this announcement by any member of the Boots Group, or as may be agreed between Alliance UniChem and Boots, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Alliance UniChem Group or the wider Boots Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Merger or the proposed acquisition of any shares or other securities in Alliance UniChem or the issue of the New Boots Shares pursuant to the Merger or because of a change in the control or management of Alliance UniChem or Boots or otherwise, would or might reasonably be expected to result in to an extent which is material in the context of the wider Alliance UniChem Group as a whole or, as the case may be, the wider Boots Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Alliance UniChem Group or the wider Boots Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would reasonably be expected to result, to an extent which is material in the context of the wider Alliance UniChem Group taken as a whole or, as the case may be, the wider Boots Group taken as a whole, in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph;

(F) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body (including, without limitation, any national or supranational anti-trust or merger control authority), court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Boots Group or any member of the wider Alliance UniChem Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider Boots Group or the wider Alliance UniChem Group, in either case taken as a whole;

(ii) require, prevent or delay the divestiture by any member of the wider Boots Group of any shares or other securities in Alliance UniChem which, in any such case, is material in the context of the wider Boots Group taken as a whole;

(iii) impose any limitation on, or result in a delay in, the ability of any member of the wider Boots Group or wider Alliance UniChem Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Alliance UniChem Group or the wider Boots Group or to exercise management control over any such member which is material to the Alliance UniChem Group or the Boots Group;

(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Boots Group or of any member of the wider Alliance UniChem Group in a manner which is adverse to and material in the context of the Boots Group or the Alliance UniChem Group in either case taken as a whole;

(v) make the Merger or its implementation or the acquisition or proposed acquisition by Boots or any member of the wider Boots Group of any shares or other securities in, or control of Alliance UniChem void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or

obligations with respect thereto, or otherwise challenge or materially interfere therewith which, in any such case, is material in the context of the wider Boots group taken as a whole;

(vi) require any member of the wider Boots Group or the wider Alliance UniChem Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Alliance UniChem Group or the wider Boots Group owned by any third party (other than in the implementation of the Merger) which, in either case, is material in the context of the wider Boots Group or the wider Alliance UniChem Group (as the case may be), taken as a whole;

(vii) impose any limitation on the ability of any member of the wider Alliance UniChem Group or the wider Boots Group to co-ordinate their respective businesses, or any part of them, with the businesses of any other members of the wider Alliance UniChem Group or the wider Boots Group, in each case which is adverse to and material in the context of the group concerned taken as a whole; or

(viii) result in any member of the wider Alliance UniChem Group or the wider Boots Group (which member is material in the context of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group in each case taken as a whole) ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Merger or the acquisition or proposed acquisition of any Alliance UniChem Shares having expired, lapsed or been terminated;

(G) all necessary filings or applications having been made in connection with the Merger and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Merger or the acquisition by any member of the wider Boots Group of any shares or other securities in, or control of, Alliance UniChem (and all waiting and other time periods (including extensions thereto) under any applicable legislation and/or regulations in any jurisdiction having expired, lapsed or been terminated (as appropriate)) and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by both Alliance UniChem and Boots for or in respect of the Merger or the proposed acquisition of any shares or other securities in, or control of, Alliance UniChem by any member of the wider Boots Group having been obtained in terms and in a form reasonably satisfactory to both Alliance UniChem and Boots from all appropriate Third Parties and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Boots Group or the wider Alliance UniChem Group which is material in the context of the relevant group as a whole remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Merger becomes otherwise effective and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Merger having been complied with in each case where a consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any waiting period or to comply with any such obligation or obtain any necessary authorisation would have a material adverse effect on the relevant group taken as a whole;

(H) save as provided in the Framework Agreement, except as publicly announced by Alliance UniChem prior to the date of this announcement, and save as disclosed in the interim financial statements of Alliance UniChem for the six month period ended 30 June 2005 or as fairly disclosed to Boots prior to the date of this announcement by any member of the Alliance UniChem Group, no member of the wider Alliance UniChem Group having, since 30 June 2005, and except as publicly announced by Boots prior to the date of this announcement and save as disclosed in the accounts of Boots for the year ended 31 March 2005 or as fairly disclosed to Alliance UniChem prior to the date of this announcement by any member of the Boots Group, no member of the wider Boots Group having, since 31 March 2005:

(i) save (in respect of a member of the wider Alliance UniChem Group) as between Alliance UniChem and wholly-owned subsidiaries of Alliance UniChem or for Alliance UniChem Shares issued pursuant to the exercise of options or awards granted under the Alliance UniChem Share Option Schemes or (in respect of a member of the wider Boots Group) as between Boots and wholly-owned subsidiaries of Boots or for Boots Shares issued pursuant to the exercise of options or awards granted under the Boots Share Option Schemes, issued, authorised or agreed the issue of additional shares of any class;

(ii) save (in respect of a member of the wider Alliance UniChem Group) as between Alliance UniChem and wholly-owned subsidiaries of Alliance UniChem or (in respect of a member of the wider Boots Group) as between Boots and wholly-owned subsidiaries of Boots, issued or agreed to issue or authorised the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Alliance UniChem Group or, as the case may be, another member of the Boots Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Alliance UniChem Group transactions or, as the case may be, intra-Boots Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest which is material to the Alliance UniChem Group or the Boots Group (as the case may be), and other than in the ordinary course of business;

(v) save for intra-Alliance UniChem Group transactions or, as the case may be, intra-Boots Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital which is material to the Alliance UniChem Group or the Boots Group (as the case may be);

(vi) issued, authorised or proposed the issue of any debentures or (save for intra-Alliance UniChem Group transactions or, as the case may be, intra-Boots Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business which is material in the context of the wider Alliance UniChem Group taken as a whole or, as the case may be, the wider Boots Group taken as a whole, or entered into or materially changed the terms of any contract with any director or senior executive of Alliance UniChem or any director of any member of the wider Alliance UniChem Group;

(ix) made any material change to:

(a) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependents; or

(b) the benefit entitlements which accrue or the pension entitlements which are payable thereunder; or

(c) the terms on which qualification for, or accrual or entitlement, to such benefit entitlements or pension entitlements are determined; or

(d) the terms upon which the liabilities (including pension entitlements) of such pension schemes are funded or made,

which is material and adverse in the context of the wider Alliance UniChem Group taken as a whole or, as the case may be, the wider Boots Group taken as a whole,

(x) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the wider Alliance UniChem Group or the wider Boots Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which in each case is material in the context of the wider Alliance UniChem Group taken as a whole or, as the case may be, the wider Boots Group taken as a whole:

(xi) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or a material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed:

(xii) entered into any contract, transaction or arrangement which would be restrictive on

Group other than to a nature and extent which is normal in the context of the business concerned and other than to a nature and extent which is not material in the context of the wider Alliance UniChem Group taken as a whole or, as the case may be, the wider Boots Group taken as a whole;

(xiii) waived or compromised any claim which is material in the context of the Alliance UniChem taken as a whole or, as the case may be, the wider Boots Group taken as a whole, otherwise than in the ordinary course of business; or

(xiv) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition,

and, for the purposes of this condition, the term 'Alliance UniChem Group' shall mean Alliance UniChem and its wholly-owned subsidiaries and the term 'Boots Group' shall mean Boots and its wholly-owned subsidiaries;

(l) since (in respect of the wider Alliance UniChem Group) 30 June 2005 and save as disclosed in the interim financial statements of Alliance UniChem Group for the six month period then ended and save as publicly announced in accordance with the Listing Rules by Alliance UniChem prior to the date of this announcement and save as fairly disclosed to Boots prior to the date of this announcement by any member of the Alliance UniChem Group and which in any such case is material in the context of the wider Alliance UniChem Group taken as a whole and since (in respect of the wider Boots Group) 31 March 2005 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Boots prior to the date of this announcement and save as fairly disclosed to Alliance UniChem prior to the date of this announcement by any member of the Boots Group and which in any such case is material in the context of the wider Boots Group taken as a whole:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group which in any such case might reasonably be expected to affect adversely any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group;

(iii) no contingent or other liability having arisen or become apparent to Boots or, as the case may be, Alliance UniChem which would be likely to adversely affect any member of the wider Alliance UniChem Group or, as the case may be, the wider

Boots Group; and

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Alliance UniChem Group or, as the case may be, the wider Boots Group which is necessary for the proper carrying on of its business;

(J) save as fairly disclosed to Boots prior to the date of this announcement by any member of the Alliance UniChem Group, Boots not having discovered:

(i) that any financial, business or other information concerning the wider Alliance UniChem Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Alliance UniChem Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

(ii) that any member of the wider Alliance UniChem Group or any partnership, company or other entity in which any member of the wider Alliance UniChem Group has a significant economic interest and which is not a subsidiary undertaking of Alliance UniChem is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Alliance UniChem for the year ended 31 December 2004 or the interim financial statements of the Alliance UniChem Group for the six month period ended 30 June 2005 and which is material in the context of the wider Alliance UniChem Group taken as a whole; or

(iii) any information which adversely affects the import of any information disclosed at any time by or on behalf of any member of the wider Alliance UniChem Group and which is material in the context of the wider Alliance UniChem Group as a whole;

(K) save as fairly disclosed to Boots prior to the date of this announcement by any member of the Alliance UniChem, Boots not having discovered that:

(i) any past or present member of the wider Alliance UniChem Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Alliance UniChem Group which is material in the context of the wider Alliance UniChem Group taken as a whole; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Alliance UniChem Group to make good, repair, reinstate or clean up any property or any

controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Alliance UniChem Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Alliance UniChem Group taken as a whole.

(L) save as fairly disclosed to Alliance UniChem prior to the date of this announcement by any member of the Boots Group, Alliance UniChem not having discovered:

(i) that any financial, business or other information concerning the wider Boots Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Boots Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

(ii) that any member of the wider Boots Group or any partnership, company or other entity in which any member of the wider Boots Group has a significant economic interest and which is not a subsidiary undertaking of Boots is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Boots for the year ended 31 March 2005 and which is material in the context of the wider Boots Group taken as a whole; or

(iii) any information which adversely affects the import of any information disclosed at any time by or on behalf of any member of the wider Boots Group and which is material in the context of the wider Boots Group as a whole;

(M) save as fairly disclosed to Alliance UniChem prior to the date of this announcement by any member of the Boots Group, Alliance UniChem not having discovered that:

(i) any past or present member of the wider Boots Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any material liability (actual or contingent) on the part of any member of the wider Boots Group in the context of the wider Boots Group taken as a whole; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Boots Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Boots Group, under any environmental

legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Boots Group taken as a whole; and

(N) Alliance UniChem and Boots being reasonably satisfied that the board of directors of Boots will comprise only the directors contemplated by paragraph 7 of Part II of this announcement or, if that is not possible, to ensure that the composition of the board of directors of Boots will comprise 13 directors, of which seven are nominated by Alliance UniChem in accordance with the Framework Agreement, effective as of Completion.

For the purposes of these Conditions, the "wider Alliance UniChem Group" means Alliance UniChem and its subsidiary undertakings, associated undertakings and any other undertaking in which Alliance UniChem and/or such undertakings (aggregating their interests) have a significant interest and the "wider Boots Group" means Boots and its subsidiary undertakings, associated undertakings and any other undertaking in which Boots and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

Boots reserves the right to remove the reference to any Pre-Condition in Condition (B) above at the time the Merger Documentation is issued.

Subject to the requirements of the Panel, Boots reserves the right, with the consent of Alliance UniChem, to waive and shall, at the direction of Alliance UniChem, waive, in whole or in part, all or any of Conditions (E), (H) and (I), insofar as they relate to Boots or any member of the wider Boots Group, and/or all or any of Conditions (L), (M) and (N).

Subject to the requirements of the Panel, Boots reserves the right, with the consent of Alliance UniChem, to waive, in whole or in part, all or any of Conditions (B), (F) and (G).

Subject to the requirements of the Panel, Boots reserves the right to waive in whole or in part all or any of Conditions (E), (H) and (I), insofar as they relate to Alliance UniChem or any member of the wider Alliance UniChem Group, and/or all or any of Conditions (J) and (K).

Boots shall be under no obligation to waive or treat as satisfied, and Alliance UniChem shall be under no obligation to (as the case may be) direct Boots to waive, or consent to Boots's waiver of, any of the Conditions (B) and (E) to (W) (inclusive) by a date earlier than the latest date specified in the Offer Document for the satisfaction thereof, notwithstanding that the other Conditions of the Merger may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

If Boots is required by the Panel to make an offer for Alliance UniChem Shares under the provisions of Rule 9 of the Code, Boots may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

Alliance UniChem and Boots reserve the right to implement the Merger by way of the Scheme if Alliance UniChem and Boots so agree. In such event, the Merger will be implemented on the same terms (subject to

appropriate amendments), so far as applicable, as those which would apply to the Merger Offer. In particular, Condition (A) would not apply and the Scheme will be subject to the following further Conditions which are not intended to be capable of waiver:

(i) approval of the Scheme by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment of the Court Meeting;

(ii) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Alliance UniChem Extraordinary General Meeting, or any adjournment of the Alliance UniChem Extraordinary General Meeting; and

(iii) the sanction (with or without amendments, on terms reasonably acceptable to Boots) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the order of the Court sanctioning the Scheme and confirming the reduction of capital involved in the Scheme being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

If Alliance UniChem is not permitted to invoke, or to fail to direct Boots to waive, any Condition, the Panel may determine that Alliance UniChem shareholders who have accepted the Merger Offer should have the right to withdraw their acceptances on such terms as the Panel considers appropriate and/or determine that the timetable for the Merger Offer set out in the Code should be amended in such manner as the Panel considers appropriate.

The Merger Offer will lapse (or, as the case may be, the Scheme will not proceed) if, following the posting of the Merger Documentation, the Merger or any matter arising from the Merger is referred to the Competition Commission or if the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Merger or any aspect of the Merger before 3.00 p.m. on the first closing date of the Merger Offer or the date on which the Merger Offer becomes or is declared unconditional as to acceptances, whichever is the later (or, as the case may be, the date on which the resolutions are passed at the Court Meeting and Alliance UniChem Extraordinary General Meeting).

This Merger will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out in this announcement and in the Merger Documentation.

Part C - Certain further terms of the Merger

Fractional entitlements to New Boots Shares under the Merger will be disregarded and will not be issued.

In the event that the Merger is implemented by way of the Merger Offer, the Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, Australia or Japan and the Merger Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia or Japan.

The New Boots Shares to be issued pursuant to the Merger have not been and will not be registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New Boots Shares may not be offered, sold or delivered, directly or

indirectly, in Canada, Australia or Japan, nor to any person resident in Canada, Australian or Japan, except pursuant to exemptions from applicable requirements of any such jurisdiction.

The New Boots Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption from, or in a transaction that is not subject to, the registration requirements of the US Securities Act. If the Merger is implemented by way of the Merger Offer, the Merger Offer will not be made, directly or indirectly, in or into the United States, except that Boots reserves the right to extend the Merger Offer to a limited number of qualified institutional buyers (as defined in Rule 144A under the US Securities Act) in transactions exempt from registration under the US Securities Act. If the Merger is implemented by way of the Scheme, New Boots Shares will be issued to persons resident in the United States in reliance on the exemption from registration provided by Section 3(a)(10) under the US Securities Act.

If the Merger Offer becomes or is declared unconditional in all respects (or, as the case may be, the Scheme becomes effective), Alliance UniChem and Boots will issue a press release in France setting out the details of the Merger and the treatment of the holders of Alliance UniChem shares traded on Euronext Paris.

The New Boots Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Boots Shares and will rank pari passu for any dividends or distributions declared, made or paid on or after the date on which the Merger Offer becomes unconditional in all respects (or, as the case may be, after the date of which the Scheme becomes effective), save that they will not carry the right to receive the Special Dividend or the dividends referred to in paragraph 13 of this announcement. Applications will be made to the UK Listing Authority for the New Boots Shares to be admitted to the Official List and to the London Stock Exchange for the New Boots Shares to be admitted to trading.

If the Merger is effected by way of the Merger Offer, Alliance UniChem Shares will be acquired under the Merger Offer free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, save, in the case of dividends, for the dividends referred to in paragraph 13 of this announcement.

APPENDIX II

DEFINITIONS

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Admission"	the admission of New Boots Shares to the Official List and to trading on the London Stock Exchange's market for listed securities
"Alliance UniChem"	Alliance UniChem Plc
"Alliance UniChem Extraordinary General Meeting"	the extraordinary general meeting of Alliance UniChem to be convened in connection with the Scheme (if Alliance UniChem and Boots agree to implement the Merger in this manner) following the satisfaction or waiver of the Pre-Conditions, including any adjournment thereof
"Alliance UniChem Group"	Alliance UniChem and its subsidiary undertakings
"Alliance UniChem Options"	options or awards granted under the Alliance UniChem Share Option Schemes
"Alliance UniChem Shareholders"	holders of Alliance UniChem Shares as appearing in the register of members of Alliance UniChem from time to time
"Alliance UniChem Shares"	the fully paid ordinary shares of 10 pence each in the capital of Alliance UniChem and, in the case of the Merger being effected by way of the Merger Offer, any further shares which are unconditionally allotted or issued prior to the date on which the Merger Offer closes (or such earlier date or dates, as Boots may, with the consent of the Panel decide)
"Alliance UniChem Share Option Schemes"	the Alliance UniChem1997 Share Option Scheme, the Alliance UniChem Share Incentive Plan, the UniChem PLC Saving Related Share Option Scheme 1990, the Alliance Share Ownership Plan, the UniChem PLC Executive Share Option Scheme 1990, and the Ian Meakins Share Incentive Scheme
"BHI"	the Boots Healthcare International division of Boots
"Board"	the board of Directors of Alliance UniChem or Boots or, as the case may be, the Group, as constituted from time to time
"Boots"	Boots Group plc
"Boots Extraordinary General Meeting"	the extraordinary general meeting of Boots to be convened by the notice set out in the Circular to be sent to Boots Shareholders following the satisfaction or waiver of the Pre-Conditions, including any adjournment thereof
"Boots Group"	Boots and its subsidiary undertakings
"Boots Options"	options granted under the Boots Share Option Schemes
"Boots Shareholders"	the holders of Boots Shares as appearing in the register of members of Boots from time to time
"Boots Share Option Schemes"	the Boots 1990 Executive Share Option Scheme: The Boots Group Executive Share Option Plan 2002: The individual Executive Share Option Plan for Mr. Barker; The Boots 1990 SAYE Share Option Scheme: The Boots Group SAYE Share Option Plan 2002: The Boots Company All-Employee Share Ownership Plan 2000: The Boots Company All-Employee Share Ownership Plan 2002: The Boots Long-Term Bonus Scheme 1996: The Boots Long-Term Bonus Scheme 1999: The Boots Group Long-Term Bonus Plan 2002

"Boots Shares"	fully paid ordinary shares of 25 pence each in the capital of Boots
"Circular"	the Boots circular to be sent to Boots Shareholders, following satisfaction or waiver of the Pre-Conditions, convening the Boots Extraordinary General Meeting
"City Code" or "Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle market quotation of Alliance UniChem Shares and Boots Shares, as the case may be
"Completion"	the Merger Offer becoming or being declared wholly unconditional or, as the case may be the Scheme becoming effective
"Conditions"	the conditions to the Merger set out in Part B of Appendix 1 to this announcement
"Court"	The High Court of Justice in England and Wales
"Court Meeting"	the meeting or meetings of the Alliance UniChem Shareholders (or relevant classes thereof) to be convened pursuant to the order of the Court under section 425 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) if Alliance UniChem and Boots agree to implement the Merger in this manner
"CSFB"	Credit Suisse First Boston (Europe) Limited
"Daily Official List"	The daily official list of the London Stock Exchange
"Director"	an executive or non-executive director of Alliance UniChem or Boots as the case may be
"Exchange Ratio"	the ratio pursuant to which the exact number of New Boots Shares to be issued in respect of each Alliance UniChem Share is determined so as to provide Alliance UniChem Shareholders, in aggregate and on a fully diluted basis, with 49.8% of the issued share capital of Alliance Boots, such ratio to be calculated by reference to the issued share capital of Boots immediately prior to the posting of the Merger Documentation
"Form of Acceptance"	the form of acceptance to be distributed with the Offer Document
"Form of Proxy"	the form of proxy for use at the Extraordinary General Meeting, to be distributed with the Circular
"Framework Agreement"	the agreement between Alliance UniChem and Boots dated 3 October 2005
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group"	the combined Alliance UniChem Group and Boots Group
"Independent Competing Offer"	an offer or scheme of arrangement or recapitalisation or other transaction involving a possible change of control of Alliance UniChem or Boots which, if accepted in full would result in the offeror holding shares carrying over 50 per cent. of the voting rights of Boots or Alliance UniChem as the case may be and which is made by or with a party which is not acting in concert (as such term is defined in the Code) with Alliance UniChem or Boots
"Listing Rules"	the Listing Rules of the UK Listing Authority as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"Merger"	the proposed merger of Alliance UniChem and Boots to be implemented by means of the Merger Offer or (if Alliance UniChem and Boots agree) by way of the Scheme, in each case, on the terms and subject to the Pre-Conditions and Conditions set out in

	this announcement
"Merger Documentation"	the Offer Document and the Form of Acceptance or, if Alliance UniChem and Boots agree to implement the Merger by way of the Scheme, the Scheme Document (together with relevant forms of proxy to accompany such document) and, in either case, to the extent required, the Prospectus
"Merger Offer"	the offer to be made by Goldman Sachs International on behalf of Boots to acquire the entire issued and to be issued share capital of Alliance UniChem on the terms and subject to the Pre-Conditions and Conditions set out in this announcement and to be set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal thereof
"New Boots Shares"	Boots Shares proposed to be issued fully paid pursuant to the Merger
"Offer Document"	the document containing the Merger Offer to be sent to Alliance UniChem Shareholders following the satisfaction or waiver of the Pre-Conditions
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"pence" or "£"	the lawful currency of the United Kingdom
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"Pre-Conditions"	the pre-conditions set out in Part A of Appendix I to this announcement which must be satisfied or waived before the Merger Documentation is posted
"Prospectus"	the prospectus or prospectus equivalent document in respect of the New Boots Shares to be published following the satisfaction or waiver of the Pre-Conditions
"Scheme"	the acquisition of the entire issued share capital of Alliance UniChem by way of a scheme of arrangement under section 425 of the Companies Act (if Alliance UniChem and Boots agree to implement the Merger in this manner), on the terms and subject to the Pre-Conditions and Conditions set out in this announcement and to be set out in the Scheme Document
"Scheme Document"	the document to be sent to Alliance UniChem Shareholders following the satisfaction or waiver of the Pre-Conditions which will contain, among other things, the terms and conditions of the Scheme (if Alliance UniChem and Boots agree to implement the Merger in this manner)
"Special Dividend"	the special dividend proposed to be paid to the Boots Shareholders following the completion of the sale of BHI as contemplated by this announcement
"UBS"	UBS Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "USA" or "United States"	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
"US Securities Act"	the United States Securities Act of 1933, as amended
"US Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of

Schedule 4A of the Act).

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	07:00 03-Oct-05
Number	0743S

Boots Group PLC

FOR IMMEDIATE RELEASE

DIRECTOR APPOINTMENT

Boots Group PLC announces the appointment of Jim Smart to the Board of Boots Group PLC as Chief Financial Officer.

Jim Smart (45) joined Boots in 2003 as Group Financial Controller and has, since May 2005, been Acting Chief Financial Officer. Jim was educated at Edinburgh University and trained as an accountant at Coopers & Lybrand. Before Boots he was at Abbey National plc for 15 years during which time he held a number of senior finance and operational positions including Group Financial Controller, Group Finance Director of First National Bank and Corporate Resources Director.

Sir Nigel Rudd, Chairman of Boots Group PLC comments:

"I am delighted that Jim has accepted our invitation to join the Board. He has a very full agenda over the coming months and I know that he will continue to do a great job."

Richard Baker, Chief Executive of Boots Group PLC said:

"Jim has been a tower of strength as Acting Chief Financial Officer, and I too am delighted that he has joined the Board."

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AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots and Alliance Unichem to announce 7 bln stg merger Monday
Released	16:15 02-Oct-05
Number	161546.02102005

LONDON (AFX) - Boots Group PLC is poised to announce Monday a 7 bln stg merger with Alliance Unichem PLC in a deal creating one of Europe's biggest distributors and retailers of healthcare, beauty and pharmaceutical products.

Sources familiar with the matter said the nil-premium merger will see Boots' investors receiving the bulk of the proceeds from the forthcoming sale of Boots Healthcare International, which is expected to fetch up to 1.5 bln stg.

The remaining businesses will then be merged on a 50-50 basis.

One source close to the negotiations said the aim is to create a global retailing business in healthcare, beauty and pharmaceuticals that will exploit the Boots brand.

'Boots has got a fantastic brand name... The logic is that Alliance can use its vast experience of developing new markets and can take that brand name into new markets around the world,' the source said.

The new company, to be named Alliance Boots, will have around 2,300 pharmacies around Britain, giving it just under 20 pct market share, as well as a sizeable presence on the continent, where Alliance has interests in ten countries, plus Egypt.

Savings from eliminating duplicated overheads and improvements in product purchasing terms are expected to lead to incremental profits of around 100 mln stg.

Richard Baker, Boots' chief executive, will be appointed chief executive of the enlarged group and Nigel Rudd, the company's chairman, will chair the combined entity.

Stefano Pessina, the executive deputy chairman of Alliance Unichem, would retain his current position in the combined group, as would George Fairweather, Alliance Unichem's finance director.

Pessina owns a 32 pct stake in Alliance Unichem and has given an irrevocable undertaking to accept the deal.

Both companies have been at the centre of takeover speculation, particularly Boots, which is facing increasing competition from supermarkets and has been hit by a string of profit warnings.

The company last week warned it was unlikely to meet its full-year sales target and warned investors not to expect better trading conditions this side of Christmas.

The deal is expected to receive close scrutiny from British antitrust regulators, though the source expressed confidence the deal will ultimately be cleared with no more than minor divestments required.

The Sunday Times newspaper nonetheless claimed an inquiry could delay the deal, opening the door to a bid from a private equity firm.

It said KKR, Permira and Apax are among those groups considering a rival bid for Boots.

Boots is advised by Goldman Sachs and Alliance Unichem by Merrill Lynch.

Both companies declined comment.

rob.branch@afxnews.com

rhb/har

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	UK pharmacy chains Boots, Alliance Unichem set to merge - reports
Released	10:42 02-Oct-05
Number	104235.02102005

LONDON (AFX) - U.K. pharmacy chains Boots Plc and Alliance Unichem are set to announce a merger valued at more than 7 bln pounds, several British media outlets reported over the weekend.

The proposed deal comes amid a downturn sales for U.K. retailers, with Boots in the past week reporting a downturn in second-quarter sales and refusing to affirm fiscal year profit guidance.

The combined firm will have 17 pct of the U.K. retail drug market, and 40 pct of the wholesale drug market, the media reports said.

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer submits offer for Boots' BHI unit - industry sources
Released	08:38 30-Sep-05
Number	083852.30092005

LEVERKUSEN, Germany (AFX) - Bayer AG has submitted an offer for Boots Group PLC's over-the-counter unit Boots Healthcare International, industry sources close to the negotiations told dpa-AFX.

The sources could not say how much Bayer is offering, but according to press reports it could be as much as 2.1 bln eur, or 1.40-1.45 bln stg.

According to the sources, Bayer is said to have offered less than GlaxoSmithKline PLC.

Reckitt Benckiser PLC, Pfizer Inc, Johnson & Johnson and Novartis AG are also said to have submitted offers.

ragnhild.kjetland@afxnews.com

ep/rkj/cw

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	ROUNDUP Boots set to miss sales target
Released	13:38 29-Sep-05
Number	133841.29092005

LONDON (AFX) - Richard Baker, chief executive of Boots Group PLC, today admitted the Boots The Chemists' (BTC) chain is unlikely to meet its full year sales target after the troubled health and beauty retailer reported a fall in second quarter underlying sales and warned investors not to expect better trading conditions this side of Christmas.

In the spring, Boots forecast the 1,400-outlet BTC would achieve year to end-March 2006 sales growth on a like-for-like basis, which strips out the impact of new and closed space, of 0-2 pct.

However, with like-for-like sales for the second quarter to end-September estimated to be down 1.6 pct, giving a fall of 1.3 pct for the half year, Baker refused to endorse the full year target.

'We don't know (if the target will be hit) but I think the balance of risk is on the downside,' he told AFX News.

'I think it's going to be pretty tough in the second half if I'm perfectly honest, there's nothing to suggest that the market's going to ease up at all,' he said, echoing recent downbeat statements from the likes of Next PLC, Kingfisher PLC, HMV Group PLC and Kesa Electricals PLC.

'If anything I think the balance of recent news with things like 1 stg a litre for petrol, constant worries about pensions and so on, I think if anything consumer confidence is continuing to weaken.'

BTC, being squeezed by the supermarkets and high street discounters, would have to notch-up like-for-like sales growth of 1 pct in the second half to achieve a flat performance for the year, said Baker.

The CEO put a brave face on the first half numbers, pointing out that changes to the government's prescription reimbursement scheme, flagged earlier this year, reduced BTC's first half like-for-like sales by around 1 pct.

'We're broadly flat on a real like-for-like basis, which in the current environment is a pretty solid performance,' he maintained.

Trading in Greater London, which represents some 14 pct of BTC's store portfolio, had also been badly hit by reduced footfall following the July bombings.

Baker highlighted solid first half sales performances from cosmetics and fragrances, up 7 pct, toiletries, up 3 pct, and dispensing volumes, up 4 pct, reflecting BTC's investment in beauty halls and renewed focus on own brand products.

However, sales in the lifestyle category were down 3.4 pct -- within this, food sales were down 4 pct and photo and electrical both showed declines.

The CEO also stressed that BTC's guidance on full year margins and costs remains unchanged -- 'broadly stable' gross margins and operating costs up 6 pct due to continuing investment.

Baker joined Boots from Asda in 2003 and put in place a strategy of re-investing in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

Over the last two years, prices on some 3,300 lines have been cut by an average of 18 pct, an investment of over 200 mln stg. Thousands of head-office jobs have also been cut.

Despite the grim environment, Baker reckons BTC is operationally well set-up for Christmas.

The retailer has purchased marginally less stock than last year and will play a 'three card trick' of competitive prices, combined with 'Mix n Match'/three for two promotional offers and the leveraging of its Advantage store card.

The one area of good news for Boots is the apparent strong interest shown in Boots Healthcare International (BHI), its over-the-counter medicines business which makes brands such as Nurofen and Strepsils and was put up for sale in April.

'We're pleased with the process, it's exactly where we want it to be at this stage,' said Baker. A first round of bids concluded a month a go and a second round is now underway.

At the start of the sale process, BHI was valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested the auction has raised its price to as much as 1.7 bln stg.

So far only GlaxoSmithKline PLC has publicly declared an interest in bidding. However, other names in the frame are said to include Reckitt Benckiser PLC, the Anglo-Dutch household products group, Germany's Bayer AG, Swiss group Novartis AG and Pfizer Inc of the US.

Boots has promised to return a 'significant portion' of the proceeds to shareholders.

Second quarter sales on a comparable basis at BHI are estimated to be up 8.3 pct, giving a gain of 7.6 pct for the first half.

Today's update also detailed a disappointing performance at Boots Opticians, which is being integrated into BTC. First half sales were down 12 pct and an interim loss of 5 mln stg was flagged.

Boots Retail International's first half sales on a comparable basis were up 12 pct. Boots has signed a deal with MH Alshaya Co to open eight stores in Dubai and Kuwait.

At 12.56 pm, shares in Boots were down 19 pence, or 3 pct, at 610, valuing the business at 4.43 bln stg.

UBS, Boots' house broker, has a price target of 600 pence and a 'neutral' recommendation.

Analysts at the Swiss broker downgraded their year to end-March 2006 and 2007 earnings per share forecasts by around 10 pct to 36.7 pence and 36.8 pence respectively and pretax profit forecasts to 375 mln stg and 371 mln stg respectively.

'Whilst forecast downgrades are disappointing given more recent stability, it is understandable in the context of the severe contraction in retail spending,' they told clients.

Merrill Lynch slashed its current year pretax profit forecast to 370 mln stg from 415 mln stg, giving EPS of 35.9 pence, down from 40.3. But the heavyweight US broker maintained its 'buy' stance and 650 pence price objective, given the likely BHI disposal proceeds.

Richard Ratner, analyst at Seymour Pierce, cut his current year forecast to 360 mln stg from 396 mln stg and reiterated his 'underperform' stance.

'It's a poor statement, although we never believed the company's guidance on BTC's performance in the first place,' he said.

He points out that once BHI has gone 'there is no more family silver left to sell and the cupboard will be bare.'

And on the possibility of a bid for Boots he asks: 'Will anyone commit significant funds to buy a retailer until one thinks the market has bottomed?'

james.davey@afxnews.com

jdd/ra

AFX News and the AFX Financial News logo are registered trademarks of AFX News Limited

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AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots sees no end to tough trading as Q2 sales fall UPDATE
Released	09:03 29-Sep-05
Number	090312.29092005

(Adds more detail from Boots statement, comments from CEO Richard Baker)

LONDON (AFX) - Boots Group PLC, the troubled health and beauty retailer,

reported a fall in second quarter underlying sales at its Boots The Chemists (BTC) chain and cautioned investors not to expect better trading conditions this side of Christmas.

The group confirmed the disposal process for Boots Healthcare International (BHI), its over-the-counter medicines business put up for sale in April, is 'on track' but gave no further details.

'Trading conditions have been difficult throughout the first half with consumer spending softening further over the last quarter and we see no sign that the market will get any easier for the rest of the year,' said chief executive Richard Baker.

Boots estimated that in the three months to end-September BTC's sales on a like-for-like basis, which strips out the impact of new and closed space, will be down 1.6 pct, following a fall of 0.8 pct in the first quarter, giving an estimated fall for the first half of 1.3 pct -- a touch below analysts' expectations.

However, Boots reckons the changes to the government's prescription reimbursement scheme, flagged earlier this year, reduced BTC's first half like-for-like sales by around 1 pct.

Total sales at the 1,400-store chain, which is being squeezed by the

supermarkets and high street discounters, were up an estimated 0.8 pct in the second quarter and are expected to be up 1.1 pct for the first half.

Second quarter health sales are anticipated to be up 0.2 pct, with beauty and toiletries up 3.2 pct. However, sales in the lifestyle category are flagged to be down 3.4 pct, with food, photo and electrical all showing declines.

'The encouraging performance of our health and beauty businesses in a tough retail climate reflects our renewed focus and investment in these growing markets,' said Baker.

'Our priority for the second half continues to be delivering for our customers while managing our trading margin, costs and working capital.'

In the spring the group flagged that BTC's operating profit for the year to end-March 2006 will be lower than the 470 mln stg achieved in the year to end-March 2005, due to anticipated lower UK consumer spending and higher infrastructure costs.

It forecast full year BTC like-for-like sales growth of 0-2 pct, with new space adding a further 2 pct to sales. The full year gross margin is forecast to be 'broadly stable' year-on-year.

Baker today conceded BTC is unlikely to meet the full year like-for-like sales target.

'We don't know [if the target will be hit] but I think the balance of risk is on the downside,' he told AFX News.

'I think it's going to be pretty tough in the second half if I'm perfectly honest, there's nothing to suggest that the market's going to ease up at all,' he said.

'If anything I think the balance of recent news with things like 1 stg a litre for petrol, constant worries about pensions and

so on, I think if anything consumer confidence is continuing to weaken.'

But he pointed to 'good progress' towards full year plans on gross margin, operating costs and new store openings. He also noted the phasing of store openings and supply chain changes will weight the increase in costs towards the first half.

Baker joined Boots from Asda in 2003 and put in place a strategy of reinvesting in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

Over the last two years, prices on some 3,300 lines have been cut by an average of 18 pct, an investment of over 200 mln stg. Baker has also cut thousands of head-office jobs.

Second quarter sales on a comparable basis at BHI, which makes brands such as Strepsils and Nurofen, are estimated to be up 8.3 pct, giving a gain of 7.6 pct for the first half.

At the start of the sale process BHI was valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested an auction has raised its price to around 1.7 bln stg.

So far only GlaxoSmithKline PLC has publicly declared an interest in bidding. However, other names in the frame are said to include Reckitt Benckiser PLC, the Anglo-Dutch household products group, Germany's Bayer AG and Swiss group Novartis AG.

Boots has promised to return a 'significant portion' of the proceeds to shareholders.

The first half update also detailed a disappointing performance at Boots Opticians, which is being integrated into BTC. First half sales were down 12 pct and an interim loss of 5 mln stg was flagged.

Boots Retail International's first half sales on a comparable basis were up 12 pct.

Boots has signed a deal with MH Alshaya Co to open eight stores in the Middle East.

At 8.41 am shares in Boots were down 13 pence at 616, valuing the business at 4.47 bln stg.

james.davey@afxnews.com

jdd/jlw

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots' Baker says BTC unlikely to hit FY like-for-like sales target
Released	08:42 29-Sep-05
Number	084232.29092005

LONDON (AFX) - Richard Baker, chief executive of Boots Group PLC, has conceded the troubled health and beauty retailer's Boots The Chemists chain is now unlikely to meet the year to end-March 2006 like-for-like sales growth target of 0-2 pct it set in the spring.

'We don't know [if the target will be hit] but I think the balance of risk is on the downside,' he told AFX News, after BTC estimated second quarter to end-September like-for-like sales would be down 1.6 pct, giving a fall of 1.3 pct for the first half.

'I think it's going to be pretty tough in the second half if I'm perfectly honest, there's nothing to suggest that the market's going to ease up at all,' he said.

'If anything I think the balance of recent news with things like 1 stg a litre for petrol, constant worries about pensions and so on, I think if anything consumer confidence is continuing to weaken.'

Baker was speaking to reporters after Boots published a second quarter trading update.

At 8.21 am shares in Boots was down 6 pence at 623, valuing the business at 4.52 bln stg.

james.davey@afxnews.com

jdd/lam

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Xansa says Boots extends IT outsourcing deal, additional value 26 mln stg
Released	08:32 29-Sep-05
Number	083206.29092005

LONDON (AFX) - Xansa PLC said Boots Group PLC has granted a 26 mln stg extension of its IT outsourcing contract with the company, extending the original seven year outsourcing deal which was signed in 2002 by a further two years to 2011.

Xansa will continue to provide application support and maintenance to all areas of Boots' business from the Head Office, through the supply chain to store based applications.

Through the partnership Xansa also continues to provide applications development, programme and project management, application architecture and business consulting services.

Xansa and Boots have also now signed a contract revision that expands Xansa's scope of responsibility to incorporate a Boots Advantage Card service.

newsdesk@afxnews.com

lam

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots sees no end to tough trading as Q2 sales fall UPDATE
Released	07:48 29-Sep-05
Number	074828.29092005

(Adds more detail from Boots statement, background)

LONDON (AFX) - Boots Group PLC, the troubled health and beauty retailer,

reported a fall in second quarter underlying sales at its Boots The Chemists (BTC) chain and cautioned investors not to expect better trading conditions this side of Christmas.

The group confirmed the disposal process for Boots Healthcare International (BHI), its over-the-counter medicines business put up for sale in April, is 'on track' but gave no further details.

'Trading conditions have been difficult throughout the first half with consumer spending softening further over the last quarter and we see no sign that the market will get any easier for the rest of the year,' said chief executive Richard Baker.

Boots estimated that in the three months to end-September BTC's sales on a like-for-like basis, which strips out the impact of new and closed space, will be down 1.6 pct, following a fall of 0.8 pct in the first quarter, giving an estimated fall for the first half of 1.3 pct -- a touch below analysts' expectations.

However, Boots reckons the changes to the government's prescription reimbursement scheme, flagged earlier this year, reduced BTC's first half like-for-like sales by around 1 pct.

Total sales at the 1,400-store chain, which is being squeezed by the

supermarkets and high street discounters, were up an estimated 0.8 pct in the second quarter and are expected to be up 1.1 pct for the first half.

Second quarter health sales are anticipated to be up 0.2 pct, with beauty and toiletries up 3.2 pct. However, sales in the lifestyle category are flagged to be down 3.4 pct, with food, photo and electrical all showing declines.

'The encouraging performance of our health and beauty businesses in a tough retail climate reflects our renewed focus and investment in these growing markets,' said Baker.

'Our priority for the second half continues to be delivering for our customers while managing our trading margin, costs and working capital.'

The group has previously flagged that BTC's operating profit for the year to end-March 2006 will be lower than the 470 mln stg achieved in the year to end-March 2005, due to anticipated lower UK consumer spending and higher infrastructure costs.

It is forecasting full-year BTC like-for-like sales growth of 0-2 pct, with new space adding a further 2 pct to sales. The full-year gross margin is forecast to be 'broadly stable' year-on-year.

'The difficult market conditions in H1 have led to like-for-like sales below the rate planned for the full year; the market is expected to remain similarly tough through H2,' said Boots.

But it pointed to 'good progress' towards full year plans on gross margin, operating costs and new store openings.

It also noted the phasing of store openings and supply chain changes will weight the increase in costs towards the first half.

Baker joined Boots from Asda in 2003 and put in place a strategy of reinvesting in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

Over the last two years, prices on some 3,300 lines have been cut by an average of 18 pct, an investment of over 200 mln stg. Baker has also cut thousands of head-office jobs.

Second quarter sales on a comparable basis at BHI, which makes brands such as Strepsils and Nurofen, are estimated to be up 8.3 pct, giving a gain of 7.6 pct for the first half.

At the start of the sale process BHI was valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested an auction has raised its price to around 1.7 bln stg.

So far only GlaxoSmithKline PLC has publicly declared an interest in bidding. However, other names in the frame are said to include Reckitt Benckiser PLC, the Anglo-Dutch household products group, Germany's Bayer AG and Swiss group Novartis AG.

Boots has promised to return a 'significant portion' of the proceeds to shareholders.

Boots shares closed Wednesday at 629 pence, valuing the business at 4.56 bln stg.

jdd/slm/

AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots sees no end to tough trading as Q2 sales fall
Released	07:17 29-Sep-05
Number	071748.29092005

LONDON (AFX) - Boots Group PLC, the troubled health and beauty retailer,

reported a fall in second quarter underlying sales at its Boots The Chemists (BTC) chain and cautioned investors not to expect better trading conditions this side of Christmas.

The group confirmed the disposal process for Boots Healthcare International (BHI), its over-the-counter medicines business put up for sale in April, is 'on track' but gave no further details.

'Trading conditions have been difficult throughout the first half with consumer spending softening further over the last quarter and we see no sign that the market will get any easier for the rest of the year,' said chief executive Richard Baker.

Boots estimated that in the three months to end-September BTC's sales on a like-for-like basis, which strips out the impact of new and closed space, will be down 1.6 pct, following a fall of 0.8 pct in the first quarter, giving an estimated fall for the first half of 1.3 pct.

Total sales at the 1,400-store chain, which is being squeezed by the

supermarkets and high street discounters, were up an estimated 0.8 pct in the second quarter and are expected to be up 1.1 pct for the first half.

Second quarter health sales are anticipated to be up 0.2 pct, with beauty and toiletries up 3.2 pct. However, sales in the lifestyle category are flagged to be down 3.4 pct.

'The encouraging performance of our health and beauty businesses in a tough retail climate reflects our renewed focus and investment in these growing markets,' said Baker.

The group has previously flagged that BTC's operating profit for the year to end-March 2006 will be lower than the 470 mln stg achieved in the year to end-March 2005, due to anticipated lower UK consumer spending and higher infrastructure costs.

It is forecasting full-year BTC like-for-like sales growth of 0-2 pct, with new space adding a further 2 pct to sales. The full-year gross margin is forecast to be 'broadly stable' year-on-year.

Baker joined Boots from Asda in 2003 and put in place a strategy of reinvesting in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

Over the last two years, prices on some 3,300 lines have been cut by an average of 18 pct, an investment of over 200 mln stg.

Baker has also cut thousands of head-office jobs.

Second quarter comparable sales at BHI, which makes brands such as Strepsils

and Nurofen, are estimated to be up 8.3 pct, giving a gain of 7.6 pct for the first half.

At the start of the sale process BHI was valued by analysts at 1.0-1.25 bln stg. However, recent speculation has suggested an auction has raised its price to around 1.7 bln stg.

So far only GlaxoSmithKline PLC has publicly declared an interest in bidding. However, other names in the frame are said to include Reckitt Benckiser PLC, the Anglo-Dutch household products group, Germany's Bayer AG and Swiss

group Novartis AG.

Boots has promised to return a 'significant portion' of the proceeds to shareholders.

Boots shares closed Wednesday at 629 pence

jdd/slm/

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	H1 Trading Update
Released	07:00 29-Sep-05
Number	9188R

RNS Number:9188R
Boots Group PLC
29 September 2005

NEWS RELEASE

Release date: 29th September 2005

Update on Trading Performance

H1 2005/06

H1 estimated sales growth:

	Q2		H1	
	Total %	Like for Like %	Total %	Like for Like %
Boots The Chemists	0.8%	-1.6%	1.1%	-1.3%
Health	0.2%		0.6%	
Beauty and Toiletries	3.2%		3.3%	
Lifestyle	-3.4%		-3.0%	
		Comparable basis %*		Comparable basis %*
Boots Healthcare International	9.0%	8.3%	7.6%	7.6%

* comparable basis adjusted for currency movements and the disposal of a portfolio of small non-core brands in Australia.

Richard Baker, Chief Executive of Boots Group PLC, commented:

"The encouraging performance of our health and beauty businesses in a tough retail climate reflects our renewed focus and investment in these growing markets.

Trading conditions have been difficult throughout the first half with consumer spending softening further over the last quarter and we see no sign that the market will get any easier for the rest of the year. Our priority for the second half continues to be delivering for our customers while managing our trading margin, costs and working capital.

The sale process for Boots Healthcare International is on track and we are pleased that the business has continued to perform well through this period. "

Boots The Chemists

Sales growth in Boots The Chemists (BTC) in the half is expected to be 1.1%, -1.3% Like for Like (LFL).

Performance was encouraging in Health and Beauty and Toiletries showing the benefit of the investments made in these growing businesses. Dispensing continues to see strong volume growth offset by price deflation resulting from the changes to drug reimbursement prices set out in the Q1 trading update. In Beauty, sales of Cosmetics benefited from the investment in new beauty halls and self-selection merchandising units and from the relaunches of the No7 and 17 brands. Within Toiletries, Suncare continued to perform well, with strong growth

in the Soltan brand, while Skin and Dental both saw sales growth from new product launches. Trading was more difficult in other categories; Food, Photo and Electrical all saw sales declines.

The impact of regulatory price deflation in Dispensing is estimated to have reduced overall LFL sales for BTC by around 1.0% in H1.

The difficult market conditions in H1 have led to LFL sales below the rate planned for the full year; the market is expected to remain similarly tough through H2. Good progress has been made towards full year plans on gross margin, operating costs and new store openings. As expected the phasing of the store openings and of supply chain changes will weight the increase in costs towards H1.

Boots Healthcare International

Boots Healthcare International (BHI) sales growth in the quarter is expected to be 9.0% in Sterling, up 8.3% on a comparable basis. Sales of core brands are expected to be up 9.3%.

The proposed disposal of BHI is on track.

Other Group businesses

The market for optical products in H1 has been difficult due to reduced consumer spending on replacement eyewear and price deflation following the deregulation of contact lens sales. This backdrop, coupled with the disruption to the Boots Opticians business from the integration into BTC, has left H1 sales down 12% on the previous year. These factors have contributed to a loss of around £5m in H1 and are expected to continue through H2. Personnel changes in store are expected to complete in the next quarter and a robust plan is in place to drive sales with a new and up weighted advertising campaign and the introduction of new designer ranges.

Boots Retail International has continued to perform well with sales up 12% on a comparable basis in the first half. Following the strong performance of the stand-alone stores in Thailand, Boots has signed an agreement with M.H. Alshaya Co to open 8 Boots retail stores in the Middle East with a view to further expansion.

- ENDS -

Richard Baker, Chief Executive Officer and Jim Smart, Chief Financial Officer, will host a conference call for analysts at 08.30 BST.

UK dial in number 020 7190 1232
International dial in number +44 (0) 207 190 1232
Participants should quote the conference title "Boots pre-close statement".

A replay facility will be available for seven days:

UK dial in number 020 8515 2499
International dial in number +44 (0) 208 515 2499
Access number 449469#

For further information, please contact:

Investor Relations - Chris Laud
Tel: 0115 968 7080

Media - Donal McCabe
Tel: 0115 968 7029

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	15:07 20-Sep-05
Number	5170R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£6.285

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

180,222 0.0249%

16. Date issuer informed of transaction

20TH SEPTEMBER 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

20TH SEPTEMBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PDMR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£6.285

14. Date and place of transaction

15TH SEPTEMBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

97,693 0.0135%

16. Date issuer informed of transaction

20TH SEPTEMBER 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

20TH SEPTEMBER 2005

END

END

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer still reviewing Boots OTC ops prior to bid - source close to talks UPDATE
Released	10:46 16-Sep-05
Number	104633.16092005

(updates with source close to talks saying no Bayer bid submitted yet)

FRANKFURT (AFX) - Bayer AG is still picking though the financial metrics of Boots Group PLC's over-the counter medicines arm with a view to submitting a bid for the business in the coming days, said a source close to negotiations.

Once Bayer's management board has reviewed the unit's financial performance, the company will be in a position to submit a concrete offer, the source told AFX News.

A bid could well be submitted within the coming days, provided Bayer's management and supervisory boards can agree on price.

However, at this stage 'everything is still open,' the source added.

Earlier, a second source told Agence France-Presse that the offer would be for less than 1.7 bln stg. The unit has been valued at 1.3-1.5 bln stg.

Sources involved in the process said Boots has set an end-September deadline for bids for the OTC unit, and hopes the process will be concluded next month.

A spokesman for Boots confirmed a shortlist of final bidders has been drawn up, but declined to say who that includes or specify a timetable for bids.

According to unconfirmed reports, the shortlist contains six names.

Today's Financial Times quoted the incoming head of GlaxoSmithKline PLC's consumer healthcare business, John Clarke, as expressing a strong interest in the business, saying it would receive heavy investment if a Glaxo bid was successful.

newsdesk@afxnews.com

mha/mog/jms

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots set to complete BHI sale by end of Sept - report
Released	06:58 02-Sep-05
Number	065853.02092005

LONDON (AFX) - Boots Group PLC is set to complete its sale of Boots Healthcare International, which makes and sells medicines, by the end of this month, according to The Financial Times.

The newspaper did not name its source, but said the final six trade bidders are offering between 1.05 bln and 1.3 bln stg.

Richard Baker, Boots chief executive, originally said he intended to complete the deal by March.

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 02-Sep-05
Number	2005090100

Boots Group Plc

RE: Boots Group Plc
EUR 10,000,000.00
MATURING: 04/Mar/2008
ISSUE DATE: 04/Mar/2005
ISIN: XS0213472482

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 05/Sep/2005 TO 05/Dec/2005 HAS BEEN FIXED AT 2.383000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 05/Dec/2005 WILL AMOUNT TO EUR 60.24 PER EUR 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 (0)20 7508 3858/3855 OR FAX: 44 (0)20 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	13:03 02-Sep-05
Number	7691Q

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 2nd September 2005

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Notification received following holding going below 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....2nd September 2005....

END

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Free annual report

Company	GLAXOSMITHKLINE PLC ORD 25P
TIDM	GSK
Headline	GSK's new healthcare head expresses strong interest in Boots ops - report
Released	06:44 16-Sep-05
Number	064441.16092005

LONDON (AFX) - GlaxoSmithKline PLC's incoming head of its consumer healthcare business expressed a strong interest in Boots Group PLC's over-the-counter medicines arm, and said the unit would receive heavy investment if a bid was successful.

In an interview with the Financial Times, John Clarke, who will take over from Jack Ziegler in January, indicated the business would be maintained rather than broken up.

GSK's chief executive JP Garnier said at the last annual shareholder meeting in May that Europe's No 1 pharma would take a look at the business when sale documents were posted.

The Boots business would bring brands such as Strepsils, Nurofen and Clearasil to GSK's portfolio, that includes Aquafresh, Panadol and Lucozade. It has been valued at 1.3-1.5 bln stg.

Six potential bidders are believed to be on the shortlist preparing offers, ahead of a decision expected in mid-October, the FT said.

amy.brown@afxnews.com

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Bayer board clears bid for Boots OTC ops: Glaxo also keen - report UPDATE
Released	07:52 16-Sep-05
Number	075243.16092005

(updates with Bayer bid report; changes dateline)

FRANKFURT (AFX) - Bayer AG is poised bid at least 1.4 bln stg for Boots Group PLC's over-the-counter medicines arm, while GlaxoSmithKline PLC has also expressed strong interest in buying the business, newspapers reported.

Bayer's supervisory board approved a bid at around that price on Tuesday, Financial Times Deutschland said, citing sources close to the company.

Boots put the division up for sale in April. Six potential bidders are believed to be on the shortlist preparing offers ahead of a decision expected in mid-October, the Financial Times said.

The FT also quoted Glaxo's incoming head of its consumer healthcare business, John Clarke, as expressing a strong interest in the unit, which would receive heavy investment if a bid was successful.

The Boots business includes brands such as Strepsils, Nurofen and Clearasil.

It has been valued at 1.3-1.5 bln stg, though the FTD said the final purchase price could be as high as 2 bln stg.

newsdesk@afxnews.com

ab/jms

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer has submitted bid for Boots' OTC business for under 1.7 bln stg - source
Released	08:46 16-Sep-05
Number	084647.16092005

FRANKFURT (AFX) - Bayer AG has submitted an offer for Boots Group PLC's over-the counter medicines arm with a price at less than 1.7 bln stg, a source familiar with the matter said.

The source said Bayer's supervisory board approved the bid on Tuesday.

mha/mog/cml

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	15:02 25-Aug-05
Number	4978Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Michael OLIVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael OLIVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

712

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£ 6.0148

13) Date of transaction

19th August 2005

14) Date company informed

25th August 2005 (Notified by Administrators)

15) Total holding following this notification

97,673

16) Total percentage holding of issued class following this notification

0.0135%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th August 2005............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	14:41 25-Aug-05
Number	4965Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

286

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£ 6.0148

13) Date of transaction

19th August 2005

14) Date company informed

25th August 2005 (Notified by Administrators)

15) Total holding following this notification

180,202

16) Total percentage holding of issued class following this notification

0.0249%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th August 2005............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	13:38 22-Aug-05
Number	3475Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

612p

13) Date of transaction

19th August 2005

14) Date company informed

22nd August 2005 (Notified by Administrators)

15) Total holding following this notification

179,916

16) Total percentage holding of issued class following this notification

0.0249%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd August 2005..........................

END

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	*Boots to clear summer stock - report*
Released	15:18 21-Aug-05
Number	151833.21082005

LONDON (AFX) - Boots PLC has ordered 1,300 head-office staff back into its 300 key stores next month for Operation Snowstorm, to help clear summer stock and replace it with autumn and Christmas merchandise, The Sunday Times reported citing chief executive Richard Baker.

This is one of the busiest times of year in stores. A lesson learnt from last year was that, if we did it better, there would be less disruption for customers and the stores, he is reported as saying.

Its a chance for head-office staff to show their support for colleagues in-store and to help out at a crucial time, he added.

Baker, who was appointed chief executive in September 2003, hopes to transform the fortunes of Boots by concentrating on beauty and healthcare.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:10 18-Aug-05
Number	2582Q

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	22,361
BARCLAYS CAPITAL NOMINEES LIMI	1,517,765
BARCLAYS TRUST CO & OTHERS	33,056
BARCLAYS TRUST CO DMC69	35,305
BARCLAYS TRUST CO E99	3,726
BARCLAYS TRUST CO R69	181,846
CHASE NOMINEES LTD 16376	392,762
CLYDESDALE NOMINEES HGB0125 00520518	550
CLYDESDALE NOMINEES HGB0125 00703310	775
GERARD NOMINEES LIMITED ER1	6,859
GREIG MIDDLETON NOMINEES LIMITED GM1	70,038
IBT - CANADA	21,922
INVESTORS BANK AND TRUST CO	3,731,831
INVESTORS BANK AND TRUST CO.	53,965
INVESTORS BANK AND TRUST CO.	860,488
INVESTORS BANK AND TRUST CO.	166,433
INVESTORS BANK AND TRUST CO.	6,216
INVESTORS BANK AND TRUST CO	7,619
INVESTORS BANK AND TRUST CO	140,605
INVESTORS BANK AND TRUST CO.	1,520,176
INVESTORS BANK AND TRUST CO.	143,260
INVESTORS BANK AND TRUST CO.	11,145
INVESTORS BANK AND TRUST CO.	21,456
JP MORGAN (BGI CUSTODY) 16331	212,979
JP MORGAN (BGI CUSTODY) 16338	43,231
JP MORGAN (BGI CUSTODY) 16341	388,096
JP MORGAN (BGI CUSTODY) 16342	88,944
JP MORGAN (BGI CUSTODY) 16400	7,498,111
JP MORGAN (BGI CUSTODY) 17011	12,850
JP MORGAN (BGI CUSTODY) 18409	516,533
JPMORGAN CHASE BANK	47,145

JPMORGAN CHASE BANK	7,497
JPMORGAN CHASE BANK	22,646
JPMORGAN CHASE BANK	126,787
JPMORGAN CHASE BANK	6,333
JPMORGAN CHASE BANK	102,831
JPMORGAN CHASE BANK	19,123
JPMORGAN CHASE BANK	98,099
JPMORGAN CHASE BANK	123,714
JPMORGAN CHASE BANK	387,134
JPMORGAN CHASE BANK	28,998
JPMORGAN CHASE BANK	77,912
JPMORGAN CHASE BANK	6,422
MELLON TRUST - US CUSTODIAN /	102,118
MITSUBISHI TRUST INTERNATIONAL	4,804
R C GREIG NOMINEES LIMITED A/C RC1	1,557,045
R C GREIG NOMINEES LIMITED A/C AK1	652,635
R C GREIG NOMINEES LIMITED A/C BL1	64,982
R C GREIG NOMINEES LIMITED A/C CM1	14,347
R C GREIG NOMINEES LIMITED GP1 GP1	93,269
R C GREIG NOMINEES LIMITED SA1 SA1	25,857
REFLEX NOMINEES LIMITED	779
STATE STREET	12,439
STATE STREET BOSTON	56,702
STATE STREET BOSTON	442,876
ZEBAN NOMINEES LIMITED	49,492

	21,842,899

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 18th August 2005

12) Total holding following this notification

21,842,899

13) Total percentage holding of issued class following this notification

3.024%

14) Any additional information

Notification received following holding reaching 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....18th August 2005....

END

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots has six buyers left in consumer ops auction - report
Released	07:15 18-Aug-05
Number	071508.18082005

LONDON (AFX) - Boots Group PLC has whittled the short list of parties interested in buying its consumer healthcare division down to six, with GlaxoSmithKline PLC and Reckitt Benckiser PLC favourites, the Daily Mail reported, without citing sources.

America's Pfizer Inc and Germany's Bayer AG are also still in the running, the paper said. All groups that remain are trade buyers, the paper said.

The initial 12 bidders included private equity groups, none of which have made it to the final list, the Mail added.

The high street health and beauty retailer Boots put its consumer business up for sale earlier this year. The maker of Strepsils throat lozenges, Nurofen painkillers and Clearasil facewash is expected to fetch around 1.5 bln stg.

amy.brown@afxnews.com

ab/slm/

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 05-Aug-05
Number	2005080400

Boots Group Plc

RE: Boots Group Plc
JPY 1,000,000,000.00
MATURING: 08-Aug-2008
ISSUE DATE: 07-Feb-2005
ISIN: XS0211429302

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 08-Aug-2005 TO 08-Feb-2006 HAS BEEN FIXED AT 0.286880 PCT.

DAY BASIS 184/360

INTEREST PAYABLE VALUE 08-Febt-2006 WILL AMOUNT TO:
JPY 146,628.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots strikes 15-yr, 298 mln stg sale and leaseback deal with REIT
Released	14:18 29-Jul-05
Number	141806.29072005

LONDON (AFX) - Boots Group PLC said it has completed a 298 mln stg, 15-year sale and leaseback deal with REIT Asset Management on 312 high street shops.

Boots will lease back the properties, mainly freehold stores in small towns throughout the country, at an initial 16 mln stg per annum, with fixed annual uplifts of 1.5 pct.

The book value of the properties involved was 128 mln stg. Boots said it does not anticipate that the deal will attract tax.

Boots said it has the flexibility to exit the properties early if it wishes, and can vacate any property representing up to 3 pct per annum of the initial rental with 12 months' notice without penalty.

The company said that the proceeds of the sale represent an initial yield of 5.3 pct to REIT.

har

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